Management’s Discussion and Analysis of Financial Condition and Results of Operations,
Consolidated Financial Statements, Management’s Report on Internal Control over Financial Reporting and Reports of Independent Registered Public Accounting Firm

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The Clorox Company
(Dollars in millions, except per share amounts)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of the Company’s financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect future results. The MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. This MD&A includes the following sections:

  Executive Overview
  Results of Operations
  Financial Position and Liquidity
  Contingencies
  Quantitative and Qualitative Disclosure about Market Risk
  New Accounting Pronouncements
  Critical Accounting Policies and Estimates

EXECUTIVE OVERVIEW

The Clorox Company (the Company or Clorox) is a leading manufacturer and marketer of consumer products with fiscal year 2009 net sales of $5,450. The Company sells its products primarily through mass merchandisers, grocery stores and other retail outlets. Clorox markets some of consumers’ most trusted and recognized brand names, including its namesake bleach and cleaning products, Green Works™ natural cleaners and laundry products, Poett® and Mistolín® cleaning products, Armor All® and STP® auto-care products, Fresh Step® and Scoop Away® cat litter, Kingsford® charcoal, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, Glad® bags, wraps and containers, and Burt’s Bees® natural personal care products. With approximately 8,300 employees worldwide, the Company manufactures products in more than two dozen countries and markets them in more than 100 countries.

Beginning with fiscal year 2009, the Company’s segment reporting has been modified and prior periods were updated to conform to the current year’s presentation of segments. The Company operates through strategic business units which are aggregated into four reportable segments: Cleaning, Lifestyle, Household and International. The four reportable segments consist of the following:

  Cleaning consists of laundry, home-care, professional products and auto-care products marketed and sold in the United States.
  Lifestyle consists of food products and water-filtration systems and filters marketed and sold in the United States and all natural personal care products.
  Household consists of charcoal, cat litter and plastic bags, wraps and container products marketed and sold in the United States.
  International consists of products sold outside the United States.

Corporate includes certain nonallocated administrative costs, interest income, interest expense and certain other nonoperating income and expenses.

The Company primarily markets its leading brands in midsized categories considered to have attractive economic profit potential. Most of the Company’s products compete with other nationally-advertised brands within each category and with “private label” brands.

Strategic Initiatives

The Company has developed a strategy to guide it through its 100-year anniversary in 2013. As part of its Centennial Strategy, the Company has established two main objectives: 1) to maximize economic profit across its categories, sales channels and countries; and 2) to be the best at building big-share brands in economically-attractive midsized categories.

The Company has established financial goals to measure its progress against the Centennial Strategy. These goals include 3% to 5% annual sales growth before acquisitions, and 75 to 100 basis points of annual improvement in earnings before interest and taxes (EBIT) margin. Additionally, the Company has plans to carefully manage the growth of its asset base. If these financial goals are achieved, the Company believes it can realize double-digit percentage economic profit growth (See “Economic profit” below) and free cash flow (See “Free cash flow” below) of 10% to 12% of net sales or more.

The Company plans to achieve these financial goals through its leading product portfolio and by leveraging its capabilities in the areas of the consumer, the customer and cost management. From a portfolio perspective, the Company plans to achieve its growth objectives both in and beyond its core categories. The Company is focused on creating value by investing in new and existing categories with profitable growth potential, particularly those categories aligned with global consumer trends in the areas of health and wellness, sustainability, affordability and a more multicultural marketplace. To accomplish this, the Company is focusing on growing existing brands, expanding into adjacent product categories, entering new sales channels, increasing distribution within existing countries and pursuing new businesses in growing markets where the Company can establish and sustain a competitive advantage.

The Company will continue to leverage and grow its capabilities in demand creation and strengthen consumer loyalty to its brands through its three strategic capabilities: Desire, Decide and Delight.

Desire is about deeply understanding consumers’ needs and creating integrated prepurchase communications that increase consumers’ awareness about how the Company’s brands meet their needs;

Decide is about winning at the store shelf, through superior packaging and execution of product assortment, merchandising, pricing and shelving; and

Delight is about continuing to offer high-quality, consumer-preferred products that exceed expectations, so the consumers will continue to purchase the Company’s products.

The Company will also continue to aggressively focus on consumer value, product mix and cost management to enhance its margins and to offset the impact of volatile commodity costs.

Fiscal Year 2009 Summary

Financial Highlights

The Company reported net earnings for the year ended June 30, 2009, of $537 and diluted net earnings per share of $3.81 based on weighted average diluted shares outstanding of approximately 141 million. This compares to net earnings for the year ended June 30, 2008, of $461 and diluted net earnings per share of $3.24 based on weighted average diluted shares outstanding of approximately 142 million. Restructuring-related charges were $0.18 per diluted share for the year ended June 30, 2009 (See “Restructuring and asset impairment costs” below), as compared with $0.26 per diluted share for the year ended June 30, 2008. Foreign currency transaction losses were $0.13 per diluted share for the year ended June 30, 2009, as compared with $0.01 per diluted share for the year ended June 30, 2008. Also included in the Company’s results for the year ended June 30, 2008, were costs of $0.09 per diluted share related to the Company’s acquisition of Burt’s Bees, Inc. which was acquired November 30, 2007 (See “Investing Activities” below).

In fiscal year 2009, the Company continued to face a challenging cost environment, largely driven by cost pressures across a large spectrum, including commodity costs and increased energy-related manufacturing and logistics costs. Additionally, the Company’s net sales, gross margins and diluted net earnings per share from continuing operations in fiscal year 2009 were negatively impacted by the significant effects of the appreciation of the U.S. dollar against foreign currencies. The Company addressed these challenges through price increases, on-going cost savings programs, consumer advertising and trade promotion programs and by launching innovative new products and product improvements which meet consumer needs.

Certain key fiscal year 2009 developments are summarized as follows:

  The Company reported diluted EPS of $3.81, an increase of approximately 18% from fiscal year 2008 diluted EPS of $3.24.
  The Company delivered 3% sales growth of which 3% was from established brands and 2% from acquisitions, partially offset by a negative impact from foreign currencies of 2%.
  The Company responded to cost pressures by executing price increases and aggressively managing costs through initiatives which generated $118 of cost savings in gross profit. These savings were delivered through a wide-range of cost savings projects, including the Company’s sourcing and supply chain activities, which include more efficient sourcing of raw materials and transportation costs, cost-effective packaging and the implementation of various manufacturing efficiencies.
  The Company increased gross margin to 43% in fiscal year 2009 from 41% in fiscal year 2008. The growth came from pricing of 3% and cost savings of 2% partially offset by approximately 3% from increased costs from commodities, manufacturing and logistics.
  The appreciation of the U.S. dollar against foreign currencies during fiscal year 2009 had a significant impact on the Company’s results, including a negative impact on gross margin of $57 compared to a positive impact of $32 in fiscal year 2008, and transaction losses included in other expense (income), net of $28 compared to $2 in fiscal year 2008.

RESULTS OF OPERATIONS

Management’s discussion and analysis of the Company’s results of operations, unless otherwise noted, compares fiscal year 2009 to fiscal year 2008, and fiscal year 2008 to fiscal year 2007, using percent changes calculated on a rounded basis, except as noted. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. In addition, the discussion of results of worldwide operations includes certain measures not defined by accounting principles generally accepted in the United States of America (non-GAAP measures), including economic profit and free cash flow as a percentage of net sales. Management believes these measures provide investors with additional information about the underlying results and trends of the Company. Information about these non-GAAP measures is set forth in the paragraphs where they are discussed.

CONSOLIDATED RESULTS

Net Sales

Net sales in fiscal year 2009 increased 3% compared to the prior period. Volume decreased 1%, primarily due to the impact of price increases and the exit from a private-label food bags business. These factors were partially offset by increased shipments of Burt’s Bees® products, Green Works™ natural cleaner and laundry products, home-care products in Latin America, Brita® water filtration products, Clorox 2® stain fighter and color booster, which was relaunched with a concentrated formula, and Hidden Valley® salad dressings. Net sales growth outpaced volume growth primarily due to price increases (approximately 500 basis points), partially offset by the negative impact of foreign exchange rates (approximately 200 basis points) primarily as a result of the appreciation of the U.S. dollar against foreign currencies in Australia, Canada, Argentina, Chile, Mexico, New Zealand and Colombia, and the exit from a private-label food bags business (approximately 60 basis points).

Net sales in fiscal year 2008 increased 9% compared to the prior period. Volume grew 6%, primarily due to the acquisition of Burt’s Bees, higher shipments of bleach and dilutable cleaners in Latin America, record shipments of Fresh Step® scoopable cat litter, the launch of Green Works™ natural cleaners, strong results in Brita®, and higher shipments of Clorox® disinfecting wipes and Hidden Valley® salad dressings. Partially offsetting these increases were reduced shipments of Glad® base trash bags and Clorox® liquid bleach. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 190 basis points) and favorable foreign exchange rates (approximately 120 basis points) primarily due to the weakening of the U.S. dollar against foreign currencies.

Gross Margin (% of net sales)

Gross profit increased 8% in fiscal year 2009, from $2,175 to $2,346 and increased as a percentage of net sales to 43.0% in fiscal year 2009 from 41.2% in fiscal year 2008. Gross margin expansion in fiscal year 2009 reflects approximately 280 basis points from pricing, 220 basis points from cost savings, 40 basis points associated with the step-up in inventory values related to the acquisition of Burt’s Bees in the year-ago period and 10 basis points from the impact of the Company’s Supply Chain and Other restructuring initiatives. These positive factors were offset by 170 basis points from the impact of increased commodity costs, primarily resin and agricultural commodities, 160 basis points from higher energy-related manufacturing and logistics costs, including the cost of diesel fuel. All other factors including foreign exchange rates, product mix and assortment, trade merchandising and other cost inputs contributed a net positive impact to gross margin of 40 basis points.

Gross profit increased 4% in fiscal year 2008, from $2,091 to $2,175 and decreased as a percentage of net sales to 41.2% in fiscal year 2008 from 43.1% in fiscal year 2007. The gross margin decline in fiscal year 2008 reflects 270 basis points from commodity costs, primarily resin and agricultural commodities, 110 basis points from higher energy-related manufacturing and logistics costs, 50 basis points from restructuring-related charges and 40 basis points from the Burt’s Bees acquisition-related inventory step-up in fiscal year 2008, partially offset by 170 basis points from cost savings and 80 basis points from pricing. All other factors including foreign exchange rates, product mix and assortment, trade merchandising and other cost inputs contributed a net positive impact to gross margin of 30 basis points.

Diluted net earnings per share from continuing operations

Diluted net earnings per share from continuing operations increased by $0.57 in fiscal year 2009 due primarily to higher net earnings. The increase in net earnings was primarily due to price increases and the benefit of cost savings and lower interest expense and restructuring-related charges in the fiscal year partially offset by the higher costs for commodities, manufacturing and logistics and the negative impact of foreign exchange rates.

Diluted net earnings per share from continuing operations increased by $0.01 in fiscal year 2008. This slight increase was primarily driven by a decrease in shares outstanding during fiscal year 2008 due to the Company’s repurchase of 14 million of its shares in an Accelerated Share Repurchase (ASR) (See “Share Repurchases and Dividend Payments” below), partially offset by lower net earnings. The decrease in net earnings was primarily attributable to increased commodity, manufacturing and logistics costs, increased interest expense due to an increase in borrowings related to the Burt’s Bees acquisition and ASR, and increased restructuring and asset impairment charges (See “Restructuring and asset impairment costs” below). These increases were partially offset by volume and sales growth, cost savings, and the benefit of favorable foreign exchange rates.

Economic Profit

Economic Profit (EP) is a non-GAAP measure used by the Company’s management to evaluate business performance and is considered in determining management’s incentive compensation and the Company’s contribution to employee profit sharing plans (for a detailed reconciliation of EP to earnings from continuing operations before income taxes of $811, the most comparable GAAP financial measure, refer to Exhibit 99.3). EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit. EP is defined by the Company as earnings from continuing operations before income taxes, noncash restructuring and asset impairment costs and interest expense; tax effected, and less a capital charge. EP increased 3.6% during fiscal year 2009 primarily due to higher earnings, partially offset by the dilutive near-term effect of the acquisition of Burt’s Bees. EP decreased by 4.2% during fiscal year 2008 primarily due to the dilutive near-term effect of the acquisition of Burt’s Bees.

Free cash flow is a non-GAAP measure used by the Company’s management to help assess funds available for investing activities, such as acquisitions, investing in the business to drive growth, and financing activities, including debt payments, dividend payments and share repurchases. Free cash flow is calculated as cash provided by operations less capital expenditures. Free cash flow does not represent cash available only for discretionary expenditures, since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures.

	2009	2008	2007
Cash provided by operations	$738	$730	$709
Less: capital expenditures	(197)	(170)	(147)
Free cash flow	$541	$560	$562

Free cash flow as a percentage of net sales	9.9%	10.6%	11.6%

Free cash flow as a percentage of net sales decreased to 9.9% in fiscal year 2009 primarily due to higher capital spending driven primarily by the Company’s manufacturing network consolidation efforts and increased investments in information systems.

Free cash flow as a percentage of net sales decreased to 10.6% in fiscal year 2008 primarily due to the timing of tax payments and higher capital spending driven primarily by the Company’s manufacturing network consolidation efforts partially offset by improvements in working capital.

Expenses

				Change		% of Net Sales
	2009	2008	2007	2009 to 2008	2008 to 2007	2009	2008	2007
Selling and administrative expenses	$715	$690	$642	4%	7%	13.1%	13.1%	13.2%
Advertising costs	499	486	474	3	3	9.2	9.2	9.8
Research and development costs	114	111	108	3	3	2.1	2.1	2.2

Selling and administrative expenses increased 4% in fiscal year 2009. The acquisition of Burt’s Bees contributed 3% and an increase in International selling and administrative expenses primarily due to inflationary pressure in Latin America contributed 2% to the overall increase in selling and administrative expenses, which were partially offset by lower short-term incentive compensation costs.

Selling and administrative expenses increased 7% in fiscal year 2008. The Burt’s Bees and bleach business acquisitions contributed 4% and 1%, respectively, to the increase. Also contributing to the increase were increased selling costs to drive growth in the grocery channel in the United States, the impact of inflationary pressure in Latin America and increased sales commissions.

Advertising costs increased 3% in fiscal years 2009 and 2008, as the Company continued to support its established brands and new products, including Burt’s Bees and Green Works™ natural cleaning products.

Research and development costs increased 3% in fiscal years 2009 and 2008, as the Company continued to support product improvements and innovations.

Restructuring and asset impairment costs, interest expense, other expense (income), net and the effective tax rate on continuing operations

	2009	2008	2007
Restructuring and asset impairment costs	$20	$36	$13
Interest expense	161	168	113
Other expense (income), net	26	(9)	(2)
Income taxes on continuing operations	274	232	247

Restructuring and asset impairment costs of $20 and $36 in fiscal years 2009 and 2008, respectively, related to the Company’s Supply Chain and Other restructuring initiatives. In fiscal year 2008, the Company began recognizing charges related to a restructuring plan that involves simplifying its supply chain and other restructuring activities (Supply Chain and Other restructuring plan). In February 2009, the Company expanded its Supply Chain and Other restructuring plan to include additional costs, primarily severance, associated with the Company’s plan to reduce certain staffing levels.

Restructuring and asset impairment costs of $13 in fiscal year 2007 included $9 of restructuring costs associated with the Company’s decision to restructure certain information services activities under an Information Technology Services (ITS) agreement, which are included as part of Corporate, and $4 of asset impairment costs, as part of the Household segment.

The Supply Chain restructuring involves closing certain domestic and international manufacturing facilities. The Company is redistributing production from these facilities between the remaining facilities and third-party producers to optimize available capacity and reduce operating costs. The Company anticipates the Supply Chain restructuring will be completed in fiscal year 2012. The projected annual cost savings at the completion of this restructuring is expected to be approximately $50. The Other restructuring charges relate primarily to the write-down of certain new venture investments, intangible assets and equipment, the cost of exiting the Company’s private-label food bags business in fiscal year 2008 and the February 2009 decision to expand its restructuring plan to reduce certain staffing levels. As a result of the Supply Chain and Other restructuring plan, a number of positions are being eliminated.

The following table summarizes the total restructuring and asset impairment costs associated with the Company’s Supply Chain and Other restructuring plan by affected reportable segment, with unallocated amounts set forth in Corporate for fiscal years 2009 and 2008:

	2009
	Cleaning	Household	International	Corporate	Total
Cost of products sold	$11	$5	$1	$-	$17
Selling and administrative expenses	-	-	-	2	2
Restructuring and asset impairment:
Severance	3	-	2	12	17
Asset impairment	-	3	-	-	3
Total restructuring and asset impairment costs	3	3	2	12	20
Total costs	$14	$8	$3	$14	$39
Non-cash costs					$10

	2008
	Cleaning	Household	International	Corporate	Total
Cost of products sold	$9	$10	$3	$1	$23
Restructuring and asset impairment:
Severance	3	-	2	2	7
Asset impairment	3	22	4	-	29
Total restructuring and asset impairment costs	6	22	6	2	36
Total costs	$15	$32	$9	$3	$59
Non-cash costs					$48

Total costs associated with the Supply Chain and Other restructuring plan since inception were $29 for the Cleaning segment, $40 for the Household segment, $12 for the International segment and $17 for Corporate at June 30, 2009.

The Company anticipates incurring approximately $16 to $22 of Supply Chain and Other restructuring-related charges in fiscal year 2010, of which approximately $4 are expected to be noncash related. The Company anticipates approximately $9 to $11 of the fiscal year 2010 charges to be in Corporate and $5 to $7 in the Cleaning segment, of which approximately $4 to $6 are expected to be recognized as cost of products sold charges (primarily accelerated depreciation for manufacturing equipment and other costs associated with the Supply Chain initiative). The remaining estimated charges of $2 to $4 are expected to be recognized as cost of products sold in the Household segment. The total anticipated charges related to the Supply Chain and Other restructuring plan for the fiscal years 2011 and 2012 are estimated to be approximately $5 to $7.

The Company may, from time to time, decide to pursue additional restructuring-related initiatives that involve charges in future periods.

The following table reconciles the accrual for the Supply Chain and Other restructuring charges discussed above:

		Asset
	Severance	Impairments	Total
Accrual Balance as of June 30, 2007	$-	$-	$-
2008 Charges	7	29	36
Cash payments	(2)	-	(2)
Charges against assets	-	(29)	(29)
Accrual Balance as of June 30, 2008	5	-	5
2009 Charges	17	3	20
Cash payments	(7)	-	(7)
Charges against assets	-	(3)	(3)
Accrual Balance as of June 30, 2009	$15	$-	$15

Interest expense decreased $7 in fiscal year 2009, primarily due to a decline in average debt balances and a lower weighted average interest rate for total debt.

Interest expense increased $55 in fiscal year 2008, primarily due to an increase in borrowings used to finance the Burt’s Bees acquisition and ASR (See “Financing Activities” below), partially offset by lower interest rates.

Other expense (income), net of $26 in fiscal year 2009 included net foreign exchange transaction losses of $28, operating expenses from the Company’s investment in low-income housing partnerships of $3 and the amortization of intangibles of $7. Partially offsetting these expenses were equity earnings in unconsolidated affiliates of $8 and interest income of $4.

Other income, net of $9 in fiscal year 2008 included interest income of $12 and equity earnings in unconsolidated affiliates of $8. Partially offsetting this income were operating expenses from the Company’s investment in low-income housing partnerships and other investment losses of $7, amortization of intangible assets of $7 and net foreign exchange transaction losses of $2.

Other income, net of $2 in fiscal year 2007 included interest income of $8 and equity earnings of $8. Partially offsetting this income were amortization of intangible assets of $5, net foreign exchange transaction losses of $4 and operating expenses from the Company’s investment in low-income housing partnerships of $4.

The effective tax rate on continuing operations was 33.8%, 33.6% and 33.2% in fiscal years 2009, 2008 and 2007, respectively. The fiscal year 2009 tax rate was slightly higher than in fiscal year 2008 due to higher net federal tax on accumulated foreign earnings in fiscal year 2009 and a decrease in net valuation allowances in fiscal year 2008, partially offset by higher accruals for uncertain tax positions in fiscal year 2008.

The fiscal year 2008 tax rate was slightly higher than in fiscal year 2007 due to higher accruals for uncertain tax positions in fiscal year 2008, partially offset by a decrease in net valuation allowances and the statutory phase-in of increased rates for the domestic manufacturing deduction.

Earnings from discontinued operations

	2009	2008	2007
Earnings from discontinued operations	$-	$-	$5
Diluted earnings per share from discontinued operations	$-	$-	$0.03

Diluted earnings per share from discontinued operations in fiscal year 2007 represents an income tax benefit of $5 related to the sale of certain assets remaining from the Company’s discontinued operations in Brazil (See Note 3).

Segment Results

The following presents the results of operations from the Company’s reportable segments excluding certain unallocated costs included in Corporate (See Note 22 for a reconciliation of segment results to the total company results):

CLEANING

				Change
	2009	2008	2007	2009 to 2008	2008 to 2007
Net sales	$1,836	$1,817	$1,781	1%	2%
Earnings from continuing operations before income taxes	410	360	392	14	(8)

Fiscal year 2009 versus fiscal year 2008: Net sales and earnings from continuing operations before income taxes increased while volume declined, as anticipated, during fiscal year 2009. Volume decline of 5% was primarily due to price increases across a wide-range of products, the most significant of which related to Pine-Sol® dilutable cleaners and Tilex® brands. The volume decline was partially offset by increased shipments of the Green Works™ line of natural cleaners since the launch in January 2008, including the expansion into liquid dish soap and cleaning wipes, increased shipments of Clorox 2® stain fighter and color booster, which was relaunched with a concentrated formula, and increased shipments of Clorox® disinfecting wipes primarily due to increased merchandising events and the H1N1 flu virus outbreak. Net sales outpaced the change in volume primarily due to price increases (approximately 400 basis points). The increase in earnings from continuing operations before income taxes was primarily driven by cost savings of $53, including more efficient sourcing of raw materials and transportation costs, the implementation of cost-effective packaging for Clorox 2® stain fighter and color booster and the simplification of packaging materials for spray cleaning products. Also contributing to the increase was the impact of price increases of $45, partially offset by higher commodity costs of $34, primarily resin, and manufacturing and logistics costs of $30, including the cost of diesel fuel.

Fiscal year 2008 versus fiscal year 2007: Volume and net sales increased while earnings from continuing operations before income taxes decreased during fiscal year 2008. Volume increase of 2% was primarily due to increased shipments of home-care products, principally due to the launch of the Green Works™ line of natural cleaners in January 2008 and increased shipments of Clorox® disinfecting wipes and Pine-Sol dilutable cleaners. These were partially offset by lower shipments of laundry products, primarily Clorox® liquid bleach. Net sales outpaced volume primarily due to price increases (approximately 50 basis points). The decrease in earnings from continuing operations before income taxes was primarily driven by increased commodity costs of $26, principally resin, increased restructuring related charges and increased manufacturing and logistics costs, including the cost of diesel fuel, partially offset by cost savings of $24.

LIFESTYLE

				Change
	2009	2008	2007	2009 to 2008	2008 to 2007
Net sales	$813	$676	$511	20%	32%
Earnings from continuing operations before income taxes	270	205	186	32	10

Fiscal year 2009 versus fiscal year 2008: Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2009. Volume growth of 16% of which 11% was due to increased shipments of Burt’s Bees®products due to the full year impact of Burt’s Bees, which was acquired on November 30, 2007. Also contributing to the increase was higher consumption of Brita® products primarily due to increased demand for a more cost-effective and environmentally-friendly alternative to bottled water and higher shipments of food products, primarily due to increased consumption of Hidden Valley® salad dressing. Net sales outpaced volume growth primarily due to the impact of price increases (approximately 500 basis points).

The increase in earnings from continuing operations before income taxes was primarily due to favorable product mix and assortment of $35 and the step-up in inventory values associated with purchase accounting for Burt’s Bees of $19 in the year-ago period. The net impact of all other factors including the impact of pricing, cost savings, which include more efficient sourcing of raw materials and the implementation of various manufacturing efficiencies, and increased advertising was a $13 increase.

Fiscal year 2008 versus fiscal year 2007: Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2008. Volume growth of 30% was primarily driven by the acquisition of Burt’s Bees, which was acquired on November 30, 2007, higher consumption of Brita®products driven by the overall sustainability trend in the marketplace and increased shipments of Hidden Valley® salad dressing. Net sales outpaced volume growth primarily due to the impact of price increases (approximately 300 basis points). The increase in earnings from continuing operations before income taxes was primarily driven by favorable product mix and assortment of $51. The increase was partially offset by a step-up in inventory values associated with purchase accounting for Burt’s Bees of $19, increased commodity costs, including the cost of diesel fuel, and increased advertising costs.

HOUSEHOLD

				Change
	2009	2008	2007	2009 to 2008	2008 to 2007
Net sales	$1,726	$1,698	$1,636	2%	4%
Earnings from continuing operations before income taxes	289	225	225	28	-

Fiscal year 2009 versus fiscal year 2008: Net sales and earnings from continuing operations before income taxes increased during fiscal year 2009, while volume decreased. Volume decline of 4% of which 3% was due to the exit from a private-label food bags business and the impact of price increases, partially offset by increased shipments of Kingsford® charcoal products. Net sales growth outpaced the change in volume primarily due to price increases (approximately 540 basis points). Earnings from continuing operations before income taxes increased primarily due to the impact from price increases of $48 and cost savings of $44 primarily associated with the Company’s diversification of its supplier and transportation providers, the implementation of cost-effective packaging and various manufacturing efficiencies. Also contributing to the increase was lower restructuring-related charges of $24. These were partially offset by $22 of increased manufacturing and logistics costs, primarily diesel fuel and $22 of increased commodity costs, primarily wood-based raw materials, solvent, starch and resin.

Fiscal year 2008 versus fiscal year 2007: Volume and net sales increased during fiscal year 2008 while earnings from continuing operations before income taxes remained flat. Volume increase of 1% was primarily driven by the continued growth in cat litter primarily related to a product improvement on Fresh Step® scoopable cat litter and increased shipments of Kingsford® charcoal products. These increases were partially offset by lower shipments of Glad® trash bags primarily driven by lower consumption, and the Company’s exit from a private-label food bag business. Net sales growth outpaced volume growth primarily due to price increases (approximately 250 basis points) and lower trade-promotion spending (approximately 140 basis points). Earnings from continuing operations before income taxes remained flat primarily due to $34 of favorable product mix and assortment, $34 of cost savings and the impact of other smaller items, including price increases. Favorability was offset by a substantial increase in commodity costs of $69, primarily for resin, and higher restructuring-related charges of $28.

INTERNATIONAL

				Change
	2009	2008	2007	2009 to 2008	2008 to 2007
Net sales	$1,075	$1,082	$919	(1)%	18%
Earnings from continuing operations before income taxes	140	177	170	(21)	4

Fiscal year 2009 versus fiscal year 2008: Volume increased while net sales and earnings from continuing operations before income taxes decreased during fiscal year 2009. Volume growth of 2% was primarily driven by increased shipments of laundry and home-care products in Latin America principally due to higher consumption and the H1N1 flu outbreak. Volume growth outpaced the change in net sales primarily due to the impact of unfavorable foreign exchange rates (approximately 980 basis points), largely offset by the impact of price increases (approximately 770 basis points). The decrease in earnings from continuing operations before income taxes was primarily due to $29 from the negative impact of foreign exchange rates, $28 of increased manufacturing and logistic costs primarily due to inflationary pressure, $28 of foreign currency transaction losses, $24 of increased commodity costs, primarily resin, and an increase in trade promotion and advertising spending of $21. These were partially offset by the impact from price increases of $80 and cost savings of $22, which include more efficient sourcing of raw materials and the consolidation of certain manufacturing facilities.

Fiscal year 2008 versus fiscal year 2007: Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2008. Volume growth of 8% was driven by increased shipments of liquid bleach in Latin America and Canada, primarily due to category growth and the benefit of a full year of volumes related to the bleach business acquisition during fiscal year 2007. Net sales growth outpaced volume growth primarily due to the benefit of favorable foreign exchange rates (approximately 640 basis points) and the benefit of price increases (approximately 280 basis points). The increase in earnings from continuing operations before income taxes was primarily due to the impact from price increases of $26, the impact of favorable foreign exchange rates of $24 and cost savings. These were partially offset by $22 of increased commodity costs, primarily resin, and increased manufacturing and logistic costs and selling and administrative expenses, primarily due to inflationary pressure in Latin America.

CORPORATE

				Change
	2009	2008	2007	2009 to 2008	2008 to 2007
Losses from continuing operations before income taxes	$(298)	$(274)	$(230)	9%	19%

Fiscal year 2009 versus fiscal year 2008: The increase in losses from continuing operations before income taxes attributable to Corporate in fiscal year 2009 was primarily due to increased restructuring costs (See “Restructuring and asset impairment costs” above), partially offset by decreased interest expense (See “Interest expense” above).

Fiscal year 2008 versus fiscal year 2007: The increase in losses from continuing operations before income taxes attributable to Corporate in fiscal year 2008 was primarily due to increased interest expense as a result of higher average borrowings to finance the Company’s ASR agreement and the Burt’s Bees acquisition.

FINANCIAL POSITION AND LIQUIDITY

Management’s discussion and analysis of the financial position and liquidity describes the Company’s consolidated operating, investing and financing activities, contractual obligations and off balance sheet arrangements. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion.

The Company’s financial position and liquidity remained strong during fiscal year 2009, due to the continued strength of operating cash flows. During fiscal year 2009, the Company remained disciplined in its administrative and capital spending and used its strong cash flows to pay down debt and increase dividend payments.

The following table summarizes cash activities:

	2009	2008	2007
Cash provided by continuing operations	$738	$730	$709
Cash used for investing activities	(197)	(1,082)	(268)
Cash (used for) provided by financing activities	(540)	380	(456)

The Company’s cash position includes amounts held by foreign subsidiaries, and the repatriation of those cash balances from some of the Company’s subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balances are held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries books in their functional currency, with the impact from exchange rate differences recorded in other expense (income), net. The Company’s cash holdings for fiscal years 2009 and 2008 were as follows:

	2009	2008
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	$85	$100
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	53	24
U.S. dollar balances including those balances held by U.S. dollar functional currency subsidiaries	68	90
Total	$206	$214

During fiscal years 2009, 2008 and 2007, the Company repatriated approximately $132, $164 and $30, respectively, of cash previously held in foreign subsidiaries.

Operating Activities

Net cash provided by continuing operations increased to $738 in fiscal year 2009 from $730 in fiscal year 2008. The year over year increase was primarily due to higher net earnings, partially offset by a $30 voluntary pension plan contribution and the cash impact of changes in working capital.

Net cash provided by continuing operations increased to $730 in fiscal year 2008 from $709 in fiscal year 2007. The year over year increase was primarily due to the cash impact of changes in working capital, partially offset by the timing of tax payments in the fourth quarter of fiscal year 2008.

The Company continues to monitor the fair value of its pension plan assets. Based on current pension funding rules, the Company is not required to make any contributions in fiscal year 2010. Subsequent to June 30, 2009, the Company made a $25 discretionary contribution to the pension plan.

Investing Activities

Capital expenditures were $197, $170 and $147, respectively, in fiscal years 2009, 2008 and 2007. Capital spending as a percentage of net sales was 3.6%, 3.2% and 3.0% for fiscal years 2009, 2008 and 2007, respectively. Capital expenditures are in line with the Company’s long-term target of 4% or less of net sales. Higher capital spending during fiscal year 2009 and 2008 was driven primarily by the Company’s manufacturing network consolidation efforts.

During fiscal year 2008, the Company acquired Burt’s Bees, a leading manufacturer and marketer of natural personal care products, for an aggregate price of $913, excluding $25 that the Company paid for tax benefits associated with the acquisition, with the objective of providing the Company with entry into the fast growing, higher margin natural personal care category.

The Company purchased bleach businesses in Canada, effective December 29, 2006, and in certain Latin American countries, effective February 28, 2007, for an aggregate price of $123, with the objective of expanding its global bleach business and disinfecting product platform.

Financing Activities

Capital Resources and Liquidity

At June 30, 2009, the Company had $419 of commercial paper outstanding at a weighted average interest rate of 0.6%. At June 30, 2008, the Company had $748 of commercial paper outstanding at a weighted average interest rate of 2.9%. The credit markets, including the commercial paper markets in the United States of America, experienced significant volatility during the year ended June 30, 2009. The Company continues to successfully issue commercial paper. Continuing volatility in the capital markets may increase costs associated with issuing commercial paper or other debt instruments or affect its ability to access those markets. Notwithstanding these potential adverse market conditions, the Company believes that current cash balances and cash generated by operations, together with access to external sources of funds as described below, will be sufficient to meet the Company’s operating and capital needs in the foreseeable future.

In January 2010, $575 of debt will become due and payable. The Company anticipates that the debt repayment will be made through a partial refinancing and use of operating cash flows.

In March 2008, the Company issued $500 of debt in fixed-rate notes at 5.00% due in March 2013 with an effective rate of 5.18%. Interest is payable semi-annually in March and September. Proceeds from the notes were used to partially retire commercial paper used to finance the acquisition of Burt’s Bees.

In December 2007, the Company repaid $500 of debt which became due. The payment was financed through commercial paper issuances.

In October 2007, the Company issued $750 of debt in fixed-rate notes, including $350 of notes at 5.45%, which are due in October 2012 with an effective rate of 5.66%, and $400 of notes at 5.95%, that are due in October 2017 with an effective rate of 6.09%. Interest is payable semi-annually in April and October. Proceeds from the notes were used to partially retire commercial paper used to finance the ASR.

Credit Arrangements

The Company’s credit facilities as of June 30 were as follows:

	2009	2008
Revolving credit line	$1,100	$1,200
Foreign credit lines	60	48
Total	$1,160	$1,248

During fiscal year 2009, the Company amended its $1,200 revolving credit agreement to remove the participation of Lehman Brothers Bank, FSB, which reduced the credit agreement to $1,100 while maintaining the same terms and conditions. At June 30, 2009, there were no borrowings under the revolving credit agreement. The Company believes that borrowings under the revolving credit facility are now available and will continue to be available for general corporate purposes and to support commercial paper issuances. The $1,100 revolving credit agreement expires in April 2013 and includes certain restrictive covenants. The primary restrictive covenant is a maximum ratio of total debt to EBITDA for the trailing 4 quarters (EBITDA ratio), as contractually defined, of 3.25. EBITDA, as defined by the revolving credit agreement, may not be comparable to similarly titled measures used by other entities. The Company’s EBITDA ratio at June 30, 2009, was 2.71.

The following table sets forth the calculation of the EBITDA ratio, as contractually defined, at June 30, 2009:

	Three Months Ended
	9/30/2008	12/31/2008	3/31/2009	6/30/2009	Total
Net earnings	$128	$86	$153	$170	$537
Add back:
Interest expense	42	44	39	36	161
Income tax expense	58	45	80	91	274
Depreciation and amortization	47	46	49	48	190
Asset impairment charges	-	-	-	3	3
Deduct:
Interest income	(1)	(1)	(1)	(1)	(4)
EBITDA	$274	$220	$320	$347	$1,161
			Debt at June 30, 2009		$3,149
			EBITDA ratio		2.71

The Company was in compliance with all restrictive covenants and limitations as of June 30, 2009 and 2008, and anticipates being in compliance with all restrictive covenants for the foreseeable future. As of June 30, 2009, the Company could add approximately $600 in incremental debt and remain in compliance with restrictive debt covenants.

The following banks participate in the Company’s revolving credit agreement:

Bank	Committed
JPMorgan Chase Bank, N.A.	$180
Citicorp USA, Inc.	180
Wachovia Bank, National Association*	180
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	150
BNP Paribas	100
William Street LLC**	100
Wells Fargo Bank, N.A.*	75
The Northern Trust Company	50
PNC Bank, National Association	50
Fifth Third Bank	35
Total	$1,100
____________________

*	Wachovia Bank, National Association and Wells Fargo Bank, N.A. are wholly owned subsidiaries of Wells Fargo & Co.
**	William Street LLC is a subsidiary of The Goldman Sachs Group, Inc.

The Company is continuing to monitor changes in the financial markets and assess the impact of these events on its ability to fully draw on its revolving credit facility, but expects that any drawing on the facility will be fully funded.

In addition, the Company had $60 of foreign working capital credit lines at June 30, 2009, of which $31 was available for borrowing.

The Company had the following credit ratings at June 30:

	2009		2008
	Short-Term	Long-Term	Short-Term	Long-Term
Standard and Poor’s	A-2	BBB+	A-2	BBB+
Moody’s	P-2	Baa2	P-2	Baa2

Based on the Company’s working capital requirements, the current borrowing availability under its credit agreements, its credit ratings, and its anticipated ability to generate positive cash flows from operations in the future, the Company believes it will have the funds necessary to meet all of its financing requirements and other fixed obligations as they become due. Should the Company undertake transactions requiring funds in excess of its current cash levels and available credit lines, it might consider the issuance of debt or other securities to finance acquisitions, to repurchase shares, to refinance debt or to fund other activities for general business purposes.

Share Repurchases and Dividend Payments

The Company has two share repurchase programs: an open-market purchase program, which had a total authorization of $750 as of June 30, 2009, and a program to offset the impact of share dilution related to share-based awards (Evergreen Program), which has no authorization limit as to amount or timing of repurchases.

The open-market purchase program was approved by the Company’s Board of Directors in May 2008 after the share repurchase open-market program approved in May 2007 was fully utilized by the ASR described below. The open-market purchase program approved in May 2007 replaced the July 2002 and July 2003 share repurchase open-market programs.

No shares were repurchased under the open-market program or the Evergreen Program in fiscal year 2009. Share repurchases under the Evergreen Program were $118 (2 million shares) in fiscal year 2008 and $155 (2.4 million shares) in fiscal year 2007. In August 2007, the Company entered into an ASR agreement with two investment banks in which the Company received 10.9 million shares in August 2007 and 1.1 million shares in January 2008. As of June 30, 2009, the Company is not planning to repurchase any shares in fiscal year 2010.

On June 11, 2009, the Company announced an increase in the quarterly dividend rate from $0.46 per share to $0.50 per share. Dividends paid in fiscal year 2009 were $258 or $1.84 per share.

Contractual Obligations

The Company had contractual obligations at June 30, 2009, payable or maturing in the following fiscal years:

	2010	2011	2012	2013	2014	Thereafter	Total
Long-term debt maturities and interest payments (1)	$706	$414	$116	$925	$52	$1,069	$3,282
Notes and loans payable (2)	421	-	-	-	-	-	421
Purchase obligations (3) (See Note 18)	336	153	71	17	3	4	584
Operating leases (See Note 18)	61	58	58	54	50	21	302
ITS Agreement (service agreement only) (4)
(See Note 18)	38	34	33	31	7	-	143
Contributions to non-qualified supplemental post
retirement plans (5)	14	15	15	15	16	119	194
Terminal obligation pursuant to Venture Agreement
(See Note 13)	-	-	-	-	-	269	269
Total contractual obligations	$1,576	$674	$293	$1,042	$128	$1,482	$5,195
____________________

(1)	The weighted average interest rate on long-term debt, including the effect of interest rate swaps, was 5.14% at June 30, 2009.
(2)	The weighted average interest rate on notes and loans payable was 0.59% at June 30, 2009.
(3)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. These obligations are related primarily to advertising and inventory purchases. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.
(4)	In October 2006, the Company entered into an ITS Agreement with Hewlett-Packard (HP), a third-party service provider. Upon the terms and subject to the conditions set forth in the ITS Agreement, HP is providing certain information technology and related services. The services began in March 2007 and will continue through October 2013. The total minimum contractual obligations at June 30, 2009, are $153, of which $10 are included in operating leases. The minimum contractual obligations are based on an annual service fee that will be adjusted periodically based upon updates to services and equipment provided. Included in the ITS Agreement are certain acceleration payment clauses if the Company terminates the contract without cause.
(5)	Represents expected payments through 2019. Based on the accounting rules for retirement and postretirement benefit plans, the liabilities reflected in the Company’s Consolidated Balance Sheets differ from these expected future payments (See Note 21).

At June 30, 2009, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $98. In the twelve months succeeding June 30, 2009, audit resolutions could potentially reduce total unrecognized tax benefits by up to $41, primarily as a result of cash payments. Since the ultimate amount and timing of further cash settlements cannot be predicted with reasonable certainty, liabilities for uncertain tax positions are excluded from the contractual obligation table (See Note 20).

Off Balance Sheet Arrangements

In conjunction with divestitures and other transactions, the Company may provide indemnifications relating to the enforceability of trademarks and pre-existing legal, tax, environmental, employee and other liabilities. The Company has indemnification agreements in effect that specify a maximum possible indemnification exposure. As of June 30, 2009, the Company’s aggregate maximum exposure from these agreements is $28 and the Company had not made, nor does it anticipate making, any payments relating to the indemnities.

The Company is a party to letters of credit of $23, primarily related to one of its insurance carriers.

The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2009.

CONTINGENCIES

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company recorded a liability of $19 and $20 at June 30, 2009 and 2008, respectively, for its share of the related aggregate future remediation cost. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2009 and 2008. The Company is subject to a cost-sharing arrangement with Ford Motor Co. (Ford) for this matter, under which the Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and Ford are each responsible for their own such fees. If Ford is unable to pay its share of the response and remediation obligations, the Company would likely be responsible for such obligations. In October 2004, the Company and Ford agreed to a consent judgment with the Michigan Department of Environmental Quality, which sets forth certain remediation goals and monitoring activities. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. The Company made payments of less than $1 in fiscal years 2009 and 2008, respectively, towards remediation efforts. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a multinational company, the Company is exposed to the impact of foreign currency fluctuations, changes in commodity prices, interest-rate risk and other types of market risk. In the normal course of business, the Company manages its exposure to market risk using contractual agreements and a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchases, and futures contracts. Derivative contracts are entered into for nontrading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.

Sensitivity Analysis

For fiscal year 2009, the Company’s exposure to market risk was estimated using sensitivity analyses, which illustrate the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, market rates or prices. The results of the sensitivity analyses for foreign-currency derivative contracts, commodity derivative contracts and interest rates are summarized below. Actual changes in foreign-exchange rates or market prices may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly to fully offset by an inverse change in the value of the underlying hedged items.

The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether or not, for accounting purposes, the derivative is designated and qualified as a hedge. From time to time, the Company may have contracts not designated as hedges for accounting purposes and recognizes changes in the fair value of these contracts in other expense (income), net. At June 30, 2009, all of the Company’s derivatives were designated and qualified as hedges.

The Company periodically assesses and takes action to mitigate its exposure to interest-rate risk. As of June 30, 2009, the Company had no outstanding interest-rate derivative contracts.

Foreign Currency Derivative Contracts

The Company seeks to minimize the impact of certain foreign-currency fluctuations by hedging transactional exposures with foreign-currency forward contracts. At June 30, 2009, the Company’s foreign-currency transactional exposures pertaining to derivative contracts exist with the Canadian Dollar. Based on a hypothetical decrease or increase of 10% in the value of the U.S. Dollar against the Canadian Dollar at June 30, 2009, the estimated fair value of the Company’s foreign currency derivative contracts would decrease by $4 or increase by $3, respectively, with the corresponding impact included in accumulated other comprehensive net losses.

Commodity Derivative Contracts

The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. These commodities include, among others, resin, diesel, solvent, jet fuel, soybean oil, corrugate and chlor-alkali. The Company uses various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity purchase contracts and commodity derivative contracts. Based on a hypothetical decrease or increase of 10% in commodity prices at June 30, 2009, the estimated fair value of the Company’s existing derivative contracts would decrease or increase by $11, respectively, with the corresponding impact included in accumulated other comprehensive net losses.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

Interest Rate

The Company is exposed to interest rate volatility with regard to existing and future issuances of variable rate debt. Primary exposures include movements in London Interbank Offered Rates (LIBOR) and commercial paper rates. The Company periodically uses interest rate swaps and forward interest rate contracts to reduce interest rate volatility. As of June 30, 2009, the Company did not have any interest rate swaps or forward interest rate contracts outstanding. Assuming average variable rate debt levels during the year, a 100 basis point increase or decrease in interest rates would increase or decrease interest expense by approximately $9 or $5, respectively, in fiscal year 2009.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Pronouncements

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which established principles and requirements for subsequent events. The statement details the period after the balance sheet date during which the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. This statement is effective for interim or annual reporting periods ending after June 15, 2009. The Company has adopted this statement for its fiscal year ended June 30, 2009. See "Nature of Operations and Basis of Presentation" in Note 1.

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133. SFAS No. 161 requires disclosures of how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The adoption of SFAS No. 161 is more fully described in Note 12.

On July 1, 2008, the Company adopted the required portions of SFAS No. 157, Fair Value Measurements, and there was no material impact to the consolidated financial statements. This Statement defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. SFAS No. 157 currently applies to all financial assets and liabilities, and nonfinancial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-2, delaying the effective date of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. The delayed portions of SFAS No. 157 will be adopted by the Company beginning in its fiscal year ending June 30, 2010 and the Company does not expect the adoption of these delayed portions to have a material impact on its consolidated financial statements. The adoption of the nondelayed portions of SFAS No. 157 is more fully described in Note 12.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement was effective for the Company beginning July 1, 2008. The Company has not applied the fair value option to any items; therefore, the Statement did not have an impact on the consolidated financial statements.

On July 1, 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of Financial Accounting Standards Board Statement No. 109. This Interpretation prescribes a consistent recognition threshold and measurement standard, as well as criteria for subsequently recognizing, derecognizing, classifying and measuring tax positions for financial statement purposes. The cumulative effect of adopting FIN 48 was recorded as a $10 reduction to beginning retained earnings. FIN 48 requires uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year. Upon adoption of FIN 48, income tax liabilities of $53 were reclassified from current to non-current on the Company’s balance sheet.

In June 2007, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). Employee benefit plans and the impact of adopting SFAS No. 158 are more fully described in Note 21.

Recently Issued Pronouncements

In June 2009, the FASB confirmed that the FASB Accounting Standards Codification (the Codification) will become the single official source of authoritative US GAAP (other than guidance issued by the SEC), superseding all other accounting literature except that issued by the Securities and Exchange Commission. Beginning July 2009, only one level of authoritative US GAAP exists. All other literature will be considered non-authoritative. The Codification does not change US GAAP; instead, it introduces a new referencing system that is designed to be an easily accessible, user-friendly online research system. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. The Company will reference the Codification beginning in the first quarter of fiscal year 2010.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FSP amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require an entity to provide disclosures about the fair value of financial instruments in interim financial information. This FSP also amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. This FSP will be adopted by the Company beginning in its first quarter of fiscal year 2010.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets. This FSP amends SFAS No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to expand the disclosure requirements for an employer's plan assets of a defined benefit pension or other postretirement plan. This FSP is effective for fiscal years ending after December 15, 2009, with early application permitted. This FSP will be adopted by the Company in its consolidated financial statements for the year ended June 30, 2010, on a prospective basis. The Company does not expect the adoption of FSP No. FAS 132(R)-1 to have a material impact on its consolidated financial statements.

In June 2008 the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. This FSP states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform with the provisions in this FSP. Earlier adoption is prohibited. This FSP will be adopted by the Company beginning in its fiscal year ending June 30, 2010, as required. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on its consolidated financial statements, although it will slightly lower reported earnings per share.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS No. 141-R). SFAS No.141-R will significantly change the accounting for future business combinations after adoption. SFAS No. 141-R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, including contingent liabilities, and any non controlling interest in an acquired business. SFAS No. 141-R also provides guidance for recognizing and measuring the goodwill acquired in a business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141-R is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. This Statement will be adopted by the Company beginning in its fiscal year ending June 30, 2010, as required. The Company does not expect the adoption of SFAS No. 141-R to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51. This statement establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary (commonly referred to as minority interest) and for the deconsolidation of a subsidiary. SFAS No. 160 establishes accounting and reporting standards that require the noncontrolling interest to be reported as a component of equity. Changes in a parent’s ownership interest while the parent retains its controlling interest will be accounted for as equity transactions and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary will be initially measured at fair value. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. This Statement will be adopted by the Company beginning in its fiscal year ending June 30, 2010, as required. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, share-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Accordingly, a different financial presentation could result depending on the judgments, estimates, or assumptions that are used. The most critical accounting policies are those that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make its most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting policies are: revenue recognition; valuation of intangible assets and property, plant and equipment; employee benefits, including estimates related to share-based compensation; and income taxes. The Company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for trade-promotions and other discounts. The Company routinely commits to one-time or on-going trade-promotion programs with customers. Programs include cooperative marketing programs, shelf-price reductions, advantageous end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Costs related to these programs are recorded as a reduction of sales. The Company’s estimated costs of trade-promotions incorporate historical sales and spending trends by customer and category. The determination of these estimated costs requires judgment and may change in the future as a result of changes in customer promotion participation, particularly for new programs and for programs related to the introduction of new products. Final determination of the total cost of promotion is dependent upon customers providing information about proof of performance and other information related to the promotional event. This process of analyzing and settling trade-promotion programs with customers could impact the Company’s results of operations and trade spending accruals depending on how actual results of the programs compare to original estimates. If the Company’s June 30, 2009, trade spending accrual estimates were to differ by 10%, the impact on net sales would be approximately $4.

Valuation of Intangible Assets and Property, Plant and Equipment

The carrying values of goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets are annually reviewed for possible impairment. With respect to goodwill, impairment occurs when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. An impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill. For trademarks and other intangible assets with indefinite lives, impairment occurs when the carrying amount of an asset is greater than its fair value. An impairment charge is recorded for the difference between the carrying amount and the fair value. The Company’s estimates of fair value are primarily based on a discounted cash flow approach that requires significant management judgment with respect to future volumes, revenue and expense growth rates, changes in working capital use, foreign-exchange rates, currency devaluation, inflation and the selection of an appropriate discount rate. The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually in the third fiscal quarter unless there are indications during a different interim period that these assets may have become impaired.

The Company performed its annual review of goodwill and indefinite-lived intangible assets in the third quarter of fiscal year 2009 and there were no instances of impairment identified during this review. Changes in the assumptions included in the discounted cash flow analysis could materially impact the fair value estimates. During fiscal year 2008, as a result of the annual review, the Company recorded $2 of asset impairment charges in its International segment, related to indefinite-lived intangible assets. The fiscal year 2007 annual review did not result in any impairment charges.

Property, plant and equipment and finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant management judgment including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. The Company conducts quarterly reviews of idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows and the impairment is viewed as other than temporary. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s book value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

Employee Benefits

The Company has various individual and group compensation and retirement income programs, including an incentive compensation program, a profit sharing element of The Clorox Company 401(k) plan and share-based compensation programs.

Incentive Compensation and Profit Sharing Programs

The 401(k) plan has two components: a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions, up to one thousand dollars per year for eligible employees. Company contributions to the profit sharing element of the 401(k) plan above 3% of eligible employee earnings and payments to managerial staff for the annual incentive compensation program are subject to the Company achieving certain fiscal year performance targets. The Company accrues for the profit sharing cash contribution and annual incentive compensation program costs quarterly based on estimated annual results.

Share-Based Compensation

The Company grants various nonqualified stock-based compensation awards, including stock options, performance units and restricted stock. The share-based compensation expense and related income tax benefit recognized in the income statement in fiscal year 2009 was $58 and $22, respectively. As of June 30, 2009, there was $57 of total unrecognized compensation cost related to nonvested stock options, restricted stock, and performance unit awards, which is expected to be recognized over a weighted average remaining vesting period of 2 years.

The Company estimates the fair value of each stock option award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping, and adjusts the rate to expected forfeitures periodically. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed.

The use of different assumptions in the Black-Scholes valuation model could lead to a different estimate of the fair value of each stock option. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. If the Company’s assumption for the volatility rate increased by one percentage point, the fair value of options granted in fiscal year 2009 would have increased by less than $1. The expected life of the stock options is based on observed historical exercise patterns. If the Company’s assumption for the expected life increased by one year, the fair value of options granted in fiscal year 2009 would have increased by $1.

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The performance unit grants generally vest after three years. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted quarterly based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, any previously recognized compensation expense is reversed. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized.

Retirement Income Plans

The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, employee compensation rates, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results could differ from expected results because actuarial assumptions and estimates are used. In the calculation of pension expense related to domestic plans for 2009, the Company used a long-term rate of return on plan assets assumption of 8.25% and a beginning of year discount rate assumption of 6.75%. The use of a different discount rate or long-term rate of return on domestic plan assets can significantly impact pension expense. For example, at June 30, 2009, a decrease of 100 basis points in the discount rate would increase pension liability by approximately $45, and potentially increase fiscal year 2010 pension expense by $4. A 100 basis point decrease in the long-term rate of return on plan assets would increase future pension expense in fiscal year 2010 by $3. The Company also has defined benefit pension plans for eligible international employees, including Canadian and Australian employees, and different assumptions are used in the determination of pension expense for those plans, as appropriate. Refer to Note 21 of the Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.

Income Taxes

The Company’s effective tax rate is based on income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from the Company’s inability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by FIN 48. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. A change to the Company’s determination may be warranted based on the Company’s experience as well as plans regarding future international operations and expected remittances. Changes in the Company's determination would likely require an adjustment to the income tax provision in the quarter in which the determination is made.

CAUTIONARY STATEMENT

This Annual Report on Form 10-K (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and such forward looking statements involve risks and uncertainties. Except for historical information, matters discussed below, including statements about future volume, sales, costs, cost savings, earnings, cash outflows, plans, objectives, expectations, growth, or profitability, are forward looking statements based on management’s estimates, assumptions and projections. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations on such words, and similar expressions, are intended to identify such forward looking statements. These forward looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed below. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report on Form 10-K for the year ended June 30, 2009, as updated from time to time in the Company’s SEC filings. These factors include, but are not limited to: unfavorable general economic and marketplace conditions and events, including consumer confidence and consumer spending levels, the rate of economic growth, the rate of inflation, and the financial condition of our customers, suppliers and service providers; foreign currency exchange rate and interest rate fluctuations; unfavorable political conditions in international markets and risks relating to international operations; the Company’s costs, including volatility and increases in commodity costs such as resin, diesel, chlor-alkali, agricultural commodities and other raw materials; increases in energy costs; the impact of the volatility of the debt markets on the Company’s cost of borrowing and access to funds, including commercial paper and its credit facility; risks relating to changes in the Company’s capital structure; risks arising from declines in cash flow, whether resulting from tax payments, debt payments, share repurchases, interest cost increases greater than management’s expectations, or increases in debt or changes in credit ratings, or otherwise; changes in the Company’s tax rate; the success of the Company’s strategies, including its previously announced Centennial Strategy; risks relating to acquisitions, mergers and divestitures, including the Company’s ability to achieve the projected strategic and financial benefits from the Burt’s Bees acquisition; the ability of the Company to implement and generate expected savings from its programs to reduce costs, including its supply chain restructuring and operating model changes; the need for any unanticipated restructuring or asset-impairment charges; the success of new products and the ability of the Company to develop products that delight the consumer; consumer and customer reaction to price increases; risks related to customer concentration; customer-specific ordering patterns and trends; competitive actions; supply disruptions or any future supply constraints that may affect key commodities or product inputs; risks inherent in supplier relationships, including sole-supplier relationships; risks related to the handling and/or transportation of hazardous substances, including but not limited to chlorine; risks related to the conversion of the Company’s information systems, including potential disruptions; risks arising out of natural disasters; the impact of disease outbreaks, epidemics or pandemics on the Company’s operations; risks inherent in litigation; risks inherent in maintaining an effective system of internal controls, including the potential impact of acquisitions or the use of third-party service providers; the ability to manage and realize the benefit of joint ventures and other cooperative relationships, including the Company’s joint venture regarding the Company’s Glad® plastic bags, wraps and containers business, and the agreements relating to the provision of information technology and related services by third parties; the ability of the Company to successfully manage tax, regulatory, product liability, intellectual property, environmental and other legal matters, including the risk resulting from joint and several liability for environmental contingencies; and the Company’s ability to maintain its business reputation and the reputation of its brands.

The Company’s forward looking statements in this Report are based on management’s current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

In this Report, unless the context requires otherwise, the terms “the Company” and “Clorox” refer to The Clorox Company and its subsidiaries.

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company

Years ended June 30 Dollars in millions, except per share amounts	2009	2008	2007
Net sales	$5,450	$5,273	$4,847
Cost of products sold	3,104	3,098	2,756

Gross profit	2,346	2,175	2,091

Selling and administrative expenses	715	690	642
Advertising costs	499	486	474
Research and development costs	114	111	108
Restructuring and asset impairment costs	20	36	13
Interest expense	161	168	113
Other expense (income), net	26	(9)	(2)
Earnings from continuing operations before income taxes	811	693	743
Income taxes on continuing operations	274	232	247
Earnings from continuing operations	537	461	496
Earnings from discontinued operations	-	-	5
Net earnings	$537	$461	$501

Earnings per share
Basic
Continuing operations	$3.86	$3.30	$3.28
Discontinued operations	-	-	0.03
Basic net earnings per share	$3.86	$3.30	$3.31

Diluted
Continuing operations	$3.81	$3.24	$3.23
Discontinued operations	-	-	0.03
Diluted net earnings per share	$3.81	$3.24	$3.26

Weighted average shares outstanding (in thousands)
Basic	139,015	139,633	151,445
Diluted	141,063	142,004	153,935

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30 Dollars in millions, except share amounts	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$206	$214
Receivables, net	486	505
Inventories, net	366	384
Other current assets	122	150
Total current assets	1,180	1,253
Property, plant and equipment, net	955	960
Goodwill	1,630	1,658
Trademarks, net	557	560
Other intangible assets, net	105	123
Other assets	149	158
Total assets	$4,576	$4,712

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Notes and loans payable	$421	$755
Current maturities of long-term debt	577	-
Accounts payable	381	418
Accrued liabilities	472	440
Income taxes payable	86	52
Total current liabilities	1,937	1,665
Long-term debt	2,151	2,720
Other liabilities	640	632
Deferred income taxes	23	65
Total liabilities	4,751	5,082

Commitments and contingencies

Stockholders’ deficit
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued at
June 30, 2009 and 2008; and 139,157,976 and 138,038,052 shares outstanding at
June 30, 2009 and 2008, respectively	159	159
Additional paid-in capital	579	534
Retained earnings	640	386
Treasury shares, at cost: 19,583,485 and 20,703,409 shares at June 30, 2009 and 2008, respectively	(1,206)	(1,270)
Accumulated other comprehensive net losses	(347)	(179)
Stockholders’ deficit	(175)	(370)
Total liabilities and stockholders’ deficit	$4,576	$4,712

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
The Clorox Company

	Common Stock		Additional Paid-in Capital		Treasury Shares		Accumulated Other Comprehensive Net Losses		Total Comprehensive Income
Dollars in millions, except share amounts	Shares (000)	Amount		Retained Earnings	Shares (000)	Amount		Total
Balance at June 30, 2006	249,827	$250	$397	$3,939	(98,529)	$(4,527)	$(215)	$(156)
Comprehensive income
Net earnings				501				501	$501
Translation adjustments, net of tax of $3							47	47	47
Change in valuation of derivatives, net of tax of $1							(3)	(3)	(3)
Minimum pension liability
adjustments, net of tax of $0							1	1	1
Total comprehensive income									$546
Adjustment to initially apply SFAS No. 158, net of
tax of $(23)							(39)	(39)
Dividends				(200)				(200)
Employee stock plans			84	(9)	2,358	100		175
Treasury stock purchased					(2,400)	(155)		(155)
Treasury stock retirement	(91,086)	(91)		(4,046)	91,086	4,137		-
Balance at June 30, 2007	158,741	159	481	185	(7,485)	(445)	(209)	171
Comprehensive income
Net earnings				461				461	$461
Translation adjustments, net of tax of $(2)							26	26	26
Change in valuation of derivatives,
net of tax of $17							27	27	27
Pension and postretirement benefit
adjustments, net of tax of $(15)							(23)	(23)	(23)
Total comprehensive income									$491
Cumulative effect of adopting Interpretation No. 48				(10)				(10)
Dividends				(231)				(231)
Employee stock plans			53	(19)	862	48		82
Treasury stock purchased					(14,080)	(868)		(868)
Other						(5)		(5)
Balance at June 30, 2008	158,741	159	534	386	(20,703)	(1,270)	(179)	(370)
Comprehensive income
Net earnings				537				537	$537
Translation adjustments, net of tax of $(5)							(78)	(78)	(78)
Change in valuation of derivatives,
net of tax of $(24)							(39)	(39)	(39)
Pension and postretirement benefit
adjustments, net of tax of $(31)							(51)	(51)	(51)
Total comprehensive income									$369
Dividends				(264)				(264)
Employee stock plans			40	(17)	1,120	64		87
Other			5	(2)				3
Balance at June 30, 2009	158,741	$159	$579	$640	(19,583)	$(1,206)	$(347)	$(175)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30 Dollars in millions	2009	2008	2007
Operating activities:
Net earnings	$537	$461	$501
Deduct: Earnings from discontinued operations	-	-	5
Earnings from continuing operations	537	461	496
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	190	205	192
Share-based compensation	58	47	49
Deferred income taxes	(1)	(51)	(19)
Asset impairment costs	3	29	4
Other	33	23	26
Changes in:
Receivables, net	(2)	(8)	(15)
Inventories, net	-	(26)	(8)
Other current assets	(4)	11	13
Accounts payable and accrued liabilities	(40)	63	(30)
Income taxes payable	(6)	(24)	11
Pension contributions to qualified plans	(30)	-	(10)
Net cash provided by operations	738	730	709
Investing activities:
Capital expenditures	(197)	(170)	(147)
Businesses acquired	-	(913)	(123)
Other	-	1	2
Net cash used for investing activities	(197)	(1,082)	(268)
Financing activities:
Notes and loans payable, net	(334)	681	(87)
Long-term debt borrowings	11	1,256	-
Long-term debt repayments	-	(500)	(150)
Treasury stock purchased	-	(868)	(155)
Cash dividends paid	(258)	(228)	(183)
Issuance of common stock for employee stock plans and other	41	39	119
Net cash (used for) provided by financing activities	(540)	380	(456)
Effect of exchange rate changes on cash and cash equivalents	(9)	4	5
Net (decrease) increase in cash and cash equivalents	(8)	32	(10)
Cash and cash equivalents:
Beginning of year	214	182	192
End of year	$206	$214	$182
Supplemental cash flow information:
Cash paid for:
Interest	$161	$153	$117
Income taxes, net of refunds	275	299	272
Non-cash financing activities:
Dividends declared and accrued but not paid	70	64	61

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

The Company is principally engaged in the production, marketing and sales of consumer products through mass merchandisers, grocery stores and other retail outlets. The consolidated financial statements include the statements of the Company and its majority-owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation. Certain prior year reclassifications were made in the consolidated financial statements and related notes to consolidated financial statements to conform to the current year presentation. The Company’s consolidated financial statements for the year ended June 30, 2009, were evaluated for subsequent events through August 25, 2009 the date the consolidated financial statements were issued.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas requiring the application of management’s estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, share-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Actual results could materially differ from estimates and assumptions made.

New Accounting Pronouncements

Recently Adopted Pronouncements

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which established principles and requirements for subsequent events. The statement details the period after the balance sheet date during which the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. This statement is effective for interim or annual reporting periods ending after June 15, 2009. The Company has adopted this statement for its fiscal year ended June 30, 2009. See "Nature of Operations and Basis of Presentation" above.

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133. SFAS No. 161 requires disclosures of how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The adoption of SFAS No. 161 is more fully described in Note 12.

On July 1, 2008, the Company adopted the required portions of SFAS No. 157, Fair Value Measurements, and there was no material impact to the consolidated financial statements. This Statement defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. SFAS No. 157 currently applies to all financial assets and liabilities, and nonfinancial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-2, delaying the effective date of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. The delayed portions of SFAS No. 157 will be adopted by the Company beginning in its fiscal year ending June 30, 2010 and the Company does not expect the adoption of these delayed portions to have a material impact on its consolidated financial statements. The adoption of the nondelayed portions of SFAS No. 157 is more fully described in Note 12.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement was effective for the Company beginning July 1, 2008. The Company has not applied the fair value option to any items; therefore, the Statement did not have an impact on the consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On July 1, 2007, the Company adopted FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes—an Interpretation of Financial Accounting Standards Board Statement No. 109. This Interpretation prescribes a consistent recognition threshold and measurement standard, as well as criteria for subsequently recognizing, derecognizing, classifying and measuring tax positions for financial statement purposes. The cumulative effect of adopting FIN 48 was recorded as a $10 reduction to beginning retained earnings. FIN 48 requires uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year. Upon adoption of FIN 48, income tax liabilities of $53 were reclassified from current to non-current on the Company’s balance sheet.

In June 2007, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). Employee benefit plans and the impact of adopting SFAS No. 158 are more fully described in Note 21.

Recently Issued Pronouncements

In June 2009, the FASB confirmed that the FASB Accounting Standards Codification (the Codification) will become the single official source of authoritative US GAAP (other than guidance issued by the SEC), superseding all other accounting literature except that issued by the Securities and Exchange Commission. Beginning July 2009, only one level of authoritative US GAAP exists. All other literature will be considered non-authoritative. The Codification does not change US GAAP; instead, it introduces a new referencing system that is designed to be an easily accessible, user-friendly online research system. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. The Company will reference the Codification beginning in the first quarter of fiscal year 2010.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FSP amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require an entity to provide disclosures about the fair value of financial instruments in interim financial information. This FSP also amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. This FSP will be adopted by the Company beginning in its first quarter of fiscal year 2010.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets. This FSP amends SFAS No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to expand the disclosure requirements for an employer's plan assets of a defined benefit pension or other postretirement plan. This FSP is effective for fiscal years ending after December 15, 2009, with early application permitted. This FSP will be adopted by the Company in its consolidated financial statements for the year ended June 30, 2010, on a prospective basis. The Company does not expect the adoption of FSP No. 132(R)-1 to have a material impact on its consolidated financial statements.

In June 2008 the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. This FSP states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform with the provisions in this FSP. Earlier adoption is prohibited. This FSP will be adopted by the Company beginning in its fiscal year ending June 30, 2010, as required. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on its consolidated financial statements, although it will slightly lower reported earnings per share.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS No. 141-R). SFAS No.141-R will significantly change the accounting for future business combinations after adoption. SFAS No. 141-R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, including contingent liabilities, and any non controlling interest in an acquired business. SFAS No. 141-R also provides guidance for recognizing and measuring the goodwill acquired in a business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141-R is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. This Statement will be adopted by the Company beginning in its fiscal year ending June 30, 2010, as required. The Company does not expect the adoption of SFAS No. 141-R to have a material impact on its consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51. This statement establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary (commonly referred to as minority interest) and for the deconsolidation of a subsidiary. SFAS No. 160 establishes accounting and reporting standards that require the noncontrolling interest to be reported as a component of equity. Changes in a parent’s ownership interest while the parent retains its controlling interest will be accounted for as equity transactions and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary will be initially measured at fair value. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. This Statement will be adopted by the Company beginning in its fiscal year ending June 30, 2010, as required. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its consolidated financial statements.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments, time deposits and money market funds with an initial maturity of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

The Company’s cash position includes amounts held by foreign subsidiaries, and the repatriation of those cash balances from some of the Company’s subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balances are held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries books, in their functional currency, with the impact from exchange rate differences recorded in other expense (income), net. The Company’s cash holdings for fiscal years 2009 and 2008 were as follows:

	2009	2008
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	$85	$100
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	53	24
U.S. dollar balances including those balances held by U.S. dollar functional currency subsidiaries	68	90
Total	$206	$214

Inventories

Inventories are stated at the lower of cost or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

Property, Plant and Equipment and Finite-Lived Intangible Assets

Property, plant and equipment and finite-lived intangible assets are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The table below provides estimated useful lives of property, plant and equipment by asset classification (See Note 8 for estimated useful lives of finite-lived intangible assets).

Expected
Classification	Useful Lives
Machinery and equipment	3 - 15 years
Buildings	10 - 40 years
Capitalized software costs	3 - 7 years
Land and improvements	10 - 30 years
Computer equipment	3 years

Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review is based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. Impairment occurs when the book value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the book value of the asset and its estimated fair market value. Depending on the asset, estimated fair market value may be determined either by use of a discounted cash flow model, or by reference to estimated selling values of assets in similar condition.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment Review of Goodwill and Indefinite-Lived Intangible Assets

The carrying values of goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets are annually reviewed for possible impairment. With respect to goodwill, impairment occurs when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. An impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill. For trademarks and other intangible assets with indefinite lives, impairment occurs when the carrying amount of an asset is greater than its fair value. A charge is recorded for the difference between the carrying amount and the estimated fair value. The Company’s estimates of fair value are based primarily on a discounted cash flow approach that requires significant management judgment with respect to future volumes, revenue and expense growth rates, changes in working capital use, foreign-exchange rates, devaluation, inflation and the selection of an appropriate discount rate. The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually in the third fiscal quarter unless there are indications during a different interim period that these assets may have become impaired.

Share-Based Compensation

The Company records compensation expense associated with stock options and other forms of equity compensation based on their fair values on the dates they are granted. The expense is recorded by amortizing the fair values on a straight-line basis over the vesting period.

Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for the options exercised (excess tax benefit) are classified as financing cash flows. However, cash flows relating to excess tax benefits for employees directly involved in the manufacturing and/or distribution processes are classified as operating cash flows. For the fiscal years ended June 30 2009, 2008 and 2007, $6, $9 and $16, respectively, of excess tax benefits were generated from share-based payment arrangements, and were recognized as financing cash flows.

Employee Benefits

The Company has qualified and nonqualified defined benefit plans that cover substantially all domestic employees and certain international employees and provide health care benefits for domestic employees who meet age, participation and length of service requirements at retirement.

The Company accounts for its defined benefit and retirement health care plans using actuarial methods. These methods use an attribution approach that generally spreads “plan events” over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, and rate of compensation increase. The principle underlying the attribution approach is that employees render service over their service lives on a relatively “smooth” basis, and therefore the statement of earnings effects of defined benefit and retirement heath care plans are recognized in the same pattern.

One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation is that the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The Company uses a market-related value method for calculating plan assets for purposes of determining the amortization of actuarial gains and losses. This method employs an asset smoothing approach. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period of the plan participants using the corridor approach. Under this approach, only actuarial gains (losses) that exceed 5% of the greater of the projected benefit obligation or the market-related value of assets are amortized to pension expense by the Company. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment, but before retirement, that include medical, dental, vision, life and other benefits.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company also has various individual and group incentive compensation programs, including a performance unit program, a bonus program, and a profit sharing element of the Company 401(k) plan. The Company’s contributions to the profit sharing element of the 401(k) plan and payments to managerial staff for the annual bonus program are based on Company performance targets. The Company also matches employee 401(k) contributions up to one thousand dollars per year for eligible employees.

Environmental Costs

The Company is involved in certain environmental remediation and on-going compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The aggregate accrual for environmental matters is included in other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to the uncertainty and timing of future payments.

Restructuring Liabilities

Liabilities for costs associated with exit or disposal activities are recognized and measured initially at fair value in the period in which the liability is incurred. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the Company is recognized at fair value when the Company ceases using the right conveyed by the contract. The Company records employee termination liabilities once they are both probable and estimable for severance provided under the Company’s existing severance policy. Employee termination liabilities outside of the Company’s existing severance policy are recognized at the time the group of employees is notified, unless the group will be retained to render service beyond a minimum retention period, in which case the liability is recognized ratably over the future service period.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for returns, trade-promotions, coupons and other discounts. The Company routinely commits to one-time or on-going trade-promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include cooperative marketing programs, shelf price reductions, advantageous end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade-promotion and coupon costs are recorded as a reduction of sales. The Company provides an allowance for doubtful accounts based on its historical experience and a periodic review of its accounts receivable. Receivables were presented net of an allowance for doubtful accounts of $6 and $7 at June 30, 2009 and 2008, respectively. The Company’s provision for doubtful accounts was $3, $4, and $2 in fiscal years 2009, 2008, and 2007, respectively.

Cost of Products Sold

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, depreciation, amortization and direct and indirect labor and operating costs for the Company’s manufacturing facilities including salary, benefit costs and incentive compensation.

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films, and labeling. Expenses for fiscal years ended June 30, 2009, 2008 and 2007 were $8, $9, and $9, respectively. The fiscal year 2009 expense and $8 of each of the fiscal years 2008 and 2007 expenses were classified as cost of products sold, with the remainder classified as selling and administrative expenses.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Selling and Administrative Expenses

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions, and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services, software and licensing fees, and other operating costs associated with the Company’s non-manufacturing, non-research and development staff, facilities and equipment.

Advertising and Research and Development Costs

The Company expenses advertising and research and development costs in the period incurred.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by FIN 48. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

U.S. income tax expense and foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. Where foreign earnings are indefinitely reinvested, no provision for U.S. income or foreign withholding taxes is made. When circumstances change and the Company determines that some or all of the undistributed earnings will be remitted in the foreseeable future, the Company accrues an expense in the current period for U.S. income taxes and foreign withholding taxes attributable to the anticipated remittance.

Foreign Currency Translation

Local currencies are the functional currencies for substantially all of the Company’s foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other expense (income), net. In addition, certain assets and liabilities denominated in currencies different than a foreign subsidiary’s functional currency are reported on the subsidiary’s books in its functional currency, with the impact from exchange rate differences recorded in other expense (income), net. Assets and liabilities of foreign operations are translated into U.S. Dollars using the exchange rates in effect at the balance sheet reporting date. Income and expenses are translated at the average monthly exchange rates during the year. Gains and losses on foreign currency translations are reported as a component of other comprehensive income. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign subsidiaries from certain subsidiaries and joint ventures that are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to other comprehensive income.

Net Earnings Per Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding each period on an unrounded basis. Diluted net earnings per share is computed by dividing net earnings by the diluted weighted average number of shares outstanding during each period on an unrounded basis. Diluted net earnings per share reflects the earnings dilution that would occur from the issuance of common shares related to in-the-money stock options, restricted stock and performance units.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments

The Company’s use of derivative instruments, principally swap, futures, and forward contracts, is limited to non-trading purposes and is designed to manage exposure to changes in interest rates, foreign currencies and commodity prices. The Company’s contracts are hedges for transactions with notional balances and periods consistent with the related exposures and do not constitute investments independent of these exposures.

Most commodity derivative contracts and foreign-exchange contracts are designated as cash flow hedges of certain raw material and finished goods inventory purchase obligations based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are: (a) the designation of the hedge to an underlying exposure, (b) whether overall risk is being reduced and (c) whether there is sufficient correlation between the value of the derivative instrument and the underlying obligation. The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether, for accounting purposes, the derivative is designated and qualified as a hedge. From time to time, the Company may have contracts not designated as hedges for accounting purposes, for which it recognizes changes in the fair value of these contracts in other expense (income), net.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

NOTE 2. BUSINESSES ACQUIRED

Burt’s Bees Inc.

On November 30, 2007, the Company completed its acquisition of Burt’s Bees Inc., a leading manufacturer and marketer of natural personal care products, for an aggregate price of $913, excluding $25 paid for tax benefits associated with the agreement. The Company funded the all-cash transaction through a combination of cash and short-term borrowings. During fiscal years 2009 and 2008, the Company received tax benefits associated with the acquisition of $8 and $17, respectively, through a combination of income tax refunds and reduced quarterly estimated tax payments. Under the terms of the agreement, the Company acquired 100 percent of Burt’s Bees from its stockholders in a transaction that was structured as a merger. The Company also incurred $8 of transaction costs in connection with the acquisition of Burt’s Bees. The operating results of Burt’s Bees are reported in the Company’s financial statements beginning December 1, 2007 in the Lifestyle reportable segment.

The following table provides unaudited pro forma results of operations of the Company for fiscal years 2008 and 2007, as if Burt’s Bees had been acquired as of the beginning of each of the fiscal periods presented. Results of operations for fiscal year 2009, as reported, are included for comparison. Fiscal year 2009, as reported, included a full fiscal year of Burt’s Bees results. The unaudited pro forma results include certain recurring purchase accounting adjustments such as depreciation and amortization expense on acquired tangible and intangible assets and assumed interest costs. However, unaudited pro forma results do not include certain transaction-related costs including the effect of a step-up of the value of acquired inventory, cost savings or other effects of the planned integration of Burt’s Bees. Accordingly, such results of operations are not necessarily indicative of the results as if the acquisition had occurred at the beginning of the dates indicated or that may result in the future.

Years ended June 30	2009 As reported	2008 Pro forma	2007 Pro forma
Net Sales	$5,450	$5,343	$4,983
Earnings from continuing operations	537	472	489
Diluted net earnings per common share from continuing operations	$3.81	$3.32	$3.18

NOTE 2. BUSINESSES ACQUIRED (Continued)

The assets and liabilities of Burt’s Bees were recorded at their respective estimated fair values as of the date of the acquisition using generally accepted accounting principles then applicable to business combinations. The excess of the purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill. Goodwill represents a substantial portion of the acquisition proceeds because the Burt’s Bees® brand provides the Company with entry into the fast growing, higher margin personal care category.

The following table summarizes the estimated fair values of Burt’s Bees’ assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date. The weighted-average estimated useful life of intangible assets subject to amortization is 16 years.

Assets acquired
Cash	$33
Inventory	45
Other current assets	24
Property, plant and equipment	16
Goodwill	613
Intangible assets not subject to amortization - trademarks	322
Intangible assets subject to amortization:
Customer list	44
Product formulae	8
Other assets	1
Total assets acquired	1,106

Liabilities assumed
Current liabilities - primarily accounts payable and accrued liabilities	52
Other liabilities	3
Current and noncurrent deferred income taxes	138
Total liabilities assumed	193
Net assets acquired	$913

A step-up in the value of inventory of $19 was recorded in the allocation of the purchase price based on valuation estimates. During fiscal year 2008, this step-up amount was charged to cost of products sold as the inventory was sold.

NOTE 2. BUSINESSES ACQUIRED (Continued)

Bleach Business Acquisition

The Company purchased bleach businesses in Canada, effective December 29, 2006, and in certain Latin American countries, effective February 28, 2007, for an aggregate price of $123, with the objective of expanding its global bleach business and disinfecting product platform.

In connection with the purchases, the Company acquired brand trademarks in Canada, trademarks and license agreements in Latin America, and manufacturing facilities in Canada and Venezuela. Employees at the manufacturing facilities transferred to the Company. The Company closed the manufacturing facility in Canada in March 2008. Net assets, acquired at estimated fair value, included inventory of $3, other assets of $9, property, plant and equipment of $7, trademarks of $7 and licenses of $1. The excess of the purchase price over the estimated fair value of the net assets acquired of approximately $96 was recorded as goodwill in the International segment. The goodwill resulting from the purchase was primarily attributable to expected growth rates and profitability of the acquired businesses, expected synergies with the Company’s existing operations and access to new markets. The trademarks in Canada are being amortized over a period of 5 years and the licenses in Latin America are being amortized over a period of 3 years.

The transactions were structured as all cash acquisitions and operating results of the acquired businesses are included in the consolidated net earnings of the International segment for the fiscal year ended June 30, 2007, from their respective dates of acquisition. Pro forma results of the Company, assuming the acquisition had occurred at the beginning of each period presented, would not be materially different from the results reported.

NOTE 3. DISCONTINUED OPERATIONS

In fiscal year 2003, the Company announced its intent to exit its business in Brazil, a reporting unit included in the International segment. At that time, the Company closed its offices in Brazil and sold nearly all of the remaining assets of this business, which were classified as a discontinued operation. On December 22, 2006, the Company sold certain assets remaining from its discontinued operation in Brazil. This transaction resulted in an income tax benefit of $5, which was recorded in discontinued operations during the fiscal year ended June 30, 2007. There were no sales or other significant financial results during fiscal years 2009, 2008 and 2007 from the Brazil business.

NOTE 4. RESTRUCTURING AND ASSET IMPAIRMENT

Restructuring and asset impairment charges were $20, $36 and $13 in fiscal years 2009, 2008 and 2007, respectively.

Supply Chain and Other restructuring

In fiscal year 2008, the Company began recognizing charges related to a restructuring plan that involves simplifying its supply chain and other restructuring activities (Supply Chain and Other restructuring plan). In February 2009, the Company expanded its Supply Chain and Other restructuring plan to include additional costs, primarily severance, associated with the Company’s plan to reduce certain staffing levels.

The Supply Chain restructuring involves closing certain domestic and international manufacturing facilities. The Company is redistributing production from these facilities between the remaining facilities and third-party producers to optimize available capacity and reduce operating costs. The Company anticipates the Supply Chain restructuring will be completed in fiscal year 2012. The Other restructuring charges relate primarily to the write-down of certain new venture investments, intangible assets and equipment, the cost of exiting the Company’s private-label food bags business in fiscal year 2008 and the February 2009 decision to expand its restructuring plan to reduce certain staffing levels. As a result of the Supply Chain and Other restructuring plan, a number of positions are being eliminated.

The following table summarizes the total restructuring and asset impairment costs associated with the Company’s Supply Chain and Other restructuring plan by affected reportable segment, with unallocated amounts set forth in Corporate, for fiscal years 2009 and 2008:

	2009
	Cleaning	Household	International	Corporate	Total
Cost of products sold	$11	$5	$1	$-	$17
Selling and administrative expenses	-	-	-	2	2
Restructuring and asset impairment:
Severance	3	-	2	12	17
Asset impairment	-	3	-	-	3
Total restructuring and asset impairment costs	3	3	2	12	20
Total costs	$14	$8	$3	$14	$39
Non-cash costs					$10

	2008
	Cleaning	Household	International	Corporate	Total
Cost of products sold	$9	$10	$3	$1	$23
Restructuring and asset impairment:
Severance	3	-	2	2	7
Asset impairment	3	22	4	-	29
Total restructuring and asset impairment costs	6	22	6	2	36
Total costs	$15	$32	$9	$3	$59
Non-cash costs					$48

NOTE 4. RESTRUCTURING AND ASSET IMPAIRMENT (Continued)

Total costs associated with the Supply Chain and Other restructuring plan since inception were $29 for the Cleaning segment, $40 for the Household segment, $12 for the International segment and $17 for Corporate at June 30, 2009.

The Company anticipates incurring approximately $16 to $22 of Supply Chain and Other restructuring-related charges in fiscal year 2010, of which approximately $4 are expected to be noncash related. The Company anticipates approximately $9 to $11 of the fiscal year 2010 charges to be in Corporate and $5 to $7 in the Cleaning segment, of which approximately $4 to $6 are expected to be recognized as cost of products sold charges (primarily accelerated depreciation for manufacturing equipment and other costs associated with the Supply Chain initiative). The remaining estimated charges of $2 to $4 are expected to be recognized as cost of products sold in the Household segment. The total anticipated charges related to the Supply Chain and Other restructuring plan for the fiscal years 2011 and 2012 are estimated to be approximately $5 to $7.

The Company may, from time to time, decide to pursue additional restructuring-related initiatives that involve charges in future periods.

The following table reconciles the accrual for the Supply Chain and Other restructuring charges discussed above:

	Severance	Asset Impairments	Total
Accrual Balance as of June 30, 2007	$-	$-	$-
2008 Charges	7	29	36
Cash payments	(2)	-	(2)
Charges against assets	-	(29)	(29)
Accrual Balance as of June 30, 2008	5	-	5
2009 Charges	17	3	20
Cash payments	(7)	-	(7)
Charges against assets	-	(3)	(3)
Accrual Balance as of June 30, 2009	$15	$-	$15

Restructuring and asset impairment costs of $13 in fiscal year 2007 included $9 of restructuring costs associated with the Company’s decision to restructure certain information services activities under an Information Technology Services (ITS) agreement, which are included as part of Corporate, and $4 of asset impairment costs, as part of the Household segment.

NOTE 5. INVENTORIES, NET

Inventories, net at June 30 were comprised of the following:

	2009	2008
Finished goods	$304	$320
Raw materials and packaging	99	94
Work in process	4	4
LIFO allowances	(31)	(21)
Allowances for obsolescence	(10)	(13)
Total	$366	$384

The last-in, first-out (LIFO) method was used to value approximately 38% and 33% of inventories at June 30, 2009 and 2008, respectively. The carrying values for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (FIFO) method. The effect on earnings of the liquidation of any LIFO layers was not material for the fiscal years ended June 30, 2009, 2008 and 2007.

Changes in the allowance for inventory obsolescence were as follows:

	2009	2008	2007
Beginning of year	$(13)	$(9)	$(4)
Obsolescence provision	(12)	(12)	(10)
Inventory write-offs	15	8	5
End of year	$(10)	$(13)	$(9)

NOTE 6. OTHER CURRENT ASSETS

Other current assets at June 30 were comprised of the following:

	2009	2008
Current deferred tax assets	$74	$61
Prepaid expenses	42	45
Fair value of derivative instruments	6	44
Total	$122	$150

NOTE 7. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment, net at June 30 were as follows:

	2009	2008
Machinery and equipment	$1,431	$1,436
Buildings	568	553
Capitalized software costs	289	282
Construction in progress	146	109
Land and improvements	127	123
Computer equipment	93	91
	2,654	2,594
Less: Accumulated depreciation and amortization	(1,699)	(1,634)
Total	$955	$960

Depreciation and amortization expense related to property, plant and equipment was $173, $186 and $175 in fiscal years 2009, 2008 and 2007, respectively.

NOTE 8. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of Goodwill, Trademarks and Other intangible assets for the fiscal years ended June 30, 2009 and 2008, were as follows:

	Goodwill
	Cleaning	Lifestyle	Household	International	Total
Balance June 30, 2007	$555	$9	$85	$376	$1,025
Acquisitions	-	613	-	-	613
Translation adjustments and other	-	-	-	20	20
Balance June 30, 2008	555	622	85	396	1,658
Translation adjustments and other	-	1	-	(29)	(28)
Balance June 30, 2009	$555	$623	$85	$367	$1,630

	Trademarks			Other intangible assets subject to amortization
	Subject to amortization	Not subject to amortization	Total	Technology and Product formulae	Other	Total
Balance June 30, 2007	$2	$252	$254	$76	$18	$94
Acquisitions	-	322	322	8	44	52
Amortization	(1)	-	(1)	(11)	(3)	(14)
Impairment charges	-	(11)	(11)	(9)	-	(9)
Translation adjustments and other	-	(4)	(4)	(1)	1	-
Balance June 30, 2008	1	559	560	63	60	123
Amortization	(1)	-	(1)	(10)	(5)	(15)
Transfers	14	(14)	-	-	-	-
Translation adjustments and other	-	(2)	(2)	-	(3)	(3)
Balance June 30, 2009	$14	$543	$557	$53	$52	$105

Trademarks and Other intangible assets subject to amortization are net of accumulated amortization of $219 and $204 at June 30, 2009 and 2008, respectively. Estimated amortization expense for these intangible assets is $15 for fiscal year 2010, $14 for fiscal years 2011, 2012 and 2013 and $13 for fiscal year 2014. The weighted-average amortization period for trademarks and other intangible assets subject to amortization is 24 years and 14 years, respectively.

During its third fiscal quarter ended March 31, 2009, the Company performed its annual impairment assessment of goodwill and indefinite-lived intangible assets and no instances of impairment were identified.

NOTE 9. OTHER ASSETS

Other assets were comprised of the following at June 30:

	2009	2008
Equity investments	$45	$49
Investment in insurance contracts	35	37
Deferred tax assets	28	24
Investment in low-income housing partnerships	13	15
Deferred financing costs	10	13
Other	18	20
Total	$149	$158

Equity Investments

The Company holds various equity investments in a number of consumer products businesses, most of which operate outside the United States. The Company has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements under the terms of its agreements that would require any future cash contributions or disbursements arising out of an equity investment, except for the investment in low-income housing partnerships described in the following paragraph.

Investment in Low-Income Housing Partnerships

The Company owns, directly or indirectly, limited partnership interests of up to 99% in 44 low-income housing partnerships, which are accounted for on the equity basis. The purpose of the partnerships is to develop and operate low-income housing rental properties. The general partners, who typically hold 1% of the partnership interests, are third parties unrelated to the Company and its affiliates, and are responsible for controlling and managing the business and financial operations of the partnerships. The partnerships provide the Company with low-income housing tax credits. Tax benefits (detriments), net of equity in the losses of the low-income housing partnerships, were $1, $(3), and $3 in fiscal years 2009, 2008 and 2007, respectively. The Company’s estimated future capital requirement for the partnerships is less than $1 in fiscal year 2010 and thereafter. As a limited partner, the Company is not responsible for any of the liabilities and obligations of the partnerships nor do the partnerships or their creditors have any recourse to the Company other than for the capital requirements. Recovery of the Company’s investments in the partnerships is accomplished through the utilization of low-income housing tax credits, the tax benefits of partnership losses and proceeds from the disposition of rental properties. The risk of these tax credits being unavailable to the Company is considered very low. For the combined group of low-income housing partnerships in which the Company invests, the aggregate underlying assets and liabilities were approximately $314 and $424, respectively, at June 30, 2009. The Company does not consolidate the investment in low-income housing partnerships.

Investment in Insurance Contracts

The Company invests in life insurance policies and records the cash surrender value of the contracts, net of any policy loans, at fair value. Any change in the cash surrender value is reflected in other expense (income), net.

NOTE 10. ACCRUED LIABILITIES

Accrued liabilities at June 30 consisted of the following:

	2009	2008
Compensation and employee benefit costs	$123	$136
Trade and sales promotion	86	92
Dividends	70	64
Interest	49	49
Other	144	99
Total	$472	$440

NOTE 11. DEBT

Notes and loans payable, which mature in less than one year, included the following at June 30:

	2009	2008
Commercial paper	$419	$748
Foreign borrowings	2	7
Total	$421	$755

The weighted average interest rate on notes and loans payable was 0.59% and 2.95% at June 30, 2009 and 2008, respectively. During the fiscal years ended June 30, 2009, 2008 and 2007, the weighted average interest rates on notes and loans payable was 2.85%, 4.45%, and 5.72%, respectively. The carrying value of notes and loans payable at June 30, 2009 and 2008, approximated the fair value of such debt.

Long-term debt at June 30 included the following:

	2009	2008
Senior unsecured notes and debentures:
4.20%, $575 due January 2010	$575	$576
6.125%, $300 due February 2011	305	307
5.45%, $350 due October 2012	349	349
5.00%, $500 due March 2013	499	499
5.00%, $575 due January 2015	575	575
5.95%, $400 due October 2017	398	398
Foreign borrowings	27	16
Total	2,728	2,720
Less: Current maturities	(577)	-
Long-term debt	$2,151	$2,720

The weighted average interest rate on long-term debt, including the effect of interest rate swaps, was 5.14% and 5.15% at June 30, 2009 and 2008, respectively. During the fiscal years ended June 30, 2009, 2008 and 2007, the weighted average interest rates on long-term debt, including the effect of interest rate swaps, was 5.15%, 5.16%, and 5.11%, respectively. The estimated fair value of long-term debt, including current maturities, was $2,816 and $2,714 at June 30, 2009 and 2008, respectively.

NOTE 11. DEBT (Continued)

Credit facilities at June 30 were as follows:

	2009	2008
Revolving credit line	$1,100	$1,200
Foreign credit lines	60	48
Total	$1,160	$1,248

During fiscal year 2009 the Company amended its $1,200 revolving credit agreement to remove the participation of Lehman Brothers Bank, FSB, which reduced the credit agreement to $1,100. At June 30, 2009, there were no borrowings under the revolving credit agreement, and the Company believes that borrowings under the revolving credit facility are now available and will continue to be available for general corporate purposes and to support commercial paper issuances. The $1,100 revolving credit agreement expires in April 2013 and includes certain restrictive covenants. The Company was in compliance with all restrictive covenants and limitations as of June 30, 2009 and 2008. In addition, the Company had $60 of foreign working capital credit lines at June 30, 2009, of which $31 was available for borrowing

Debt maturities at June 30, 2009, are $577, $306, $18, $850, $0 and $975 in fiscal years 2010, 2011, 2012, 2013, 2014 and thereafter, respectively.

NOTE 12. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 161 on January 1, 2009 (See Note 1). Disclosures of how derivative instruments and related hedged items affect the Company's financial performance and cash flows are presented only for the six months ended June 30, 2009, the period since adoption, as required.

The Company is exposed to certain commodity and foreign currency risks relating to its ongoing business operations. The Company uses commodity futures and fixed price swap contracts to fix the price of a portion of its forecasted raw material requirements. Contract maturities, which are generally no longer than 18 months, are matched to the length of the raw material purchase contracts. The Company also enters into certain foreign currency related derivative contracts to manage a portion of the Company’s foreign exchange risk associated with the purchase of inventory. These foreign currency contracts generally have durations no longer than 12 months.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as a hedge, and on the type of the hedging relationship. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument as a fair value hedge or a cash flow hedge. The Company designates as cash flow hedges, commodity forward and future contracts of forecasted purchases for raw materials and foreign currency forward contracts of forecasted purchases of inventory.

For derivative instruments designated and qualifying as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The estimated amount of the existing net losses at the reporting date expected to be reclassified into earnings within the next 12 months is $14. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. During the six months ended June 30, 2009, the hedge ineffectiveness was not material.

NOTE 12. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

As of June 30, 2009, the Company’s derivative financial instruments designated as hedging instruments are recorded at fair value in the condensed consolidated balance sheet as follows:

	Balance Sheet location	Fair value
Assets
Commodity purchase contracts	Other current assets	$6

Liabilities
Commodity purchase contracts	Accrued liabilities	$(21)

The effects of derivative instruments on OCI and on the statement of earnings for the six months ended June 30, 2009, were as follows:

Cash flow hedges	Gain (Loss) recognized in OCI	Gain (Loss) reclassified from OCI and recognized in earnings
Foreign exchange contracts	$3	$4
Commodity purchase contracts	(30)	(24)
Total	$(27)	$(20)

The gain (loss) reclassified from OCI and recognized in earnings during the six months ended June 30, 2009, are included in cost of sales.

As of June 30, 2009, the net notional value of commodity derivatives was $120, of which $74 related to diesel fuel, $19 related to jet fuel, $19 related to soybean oil and $8 related to unleaded gas.

As of June 30, 2009, the Company had outstanding foreign currency forward contracts used to hedge forecasted purchases of inventory of $34 related to one of its subsidiaries in Canada.

Certain terms of the agreements governing the Company’s over-the-counter derivative instruments require the Company or the counterparty to post collateral when the fair value of the derivative instruments exceeds contractually defined counterparty liability position limits. There was no collateral posted at June 30, 2009.

Certain terms of the agreements governing the over-the-counter derivative instruments contain provisions that require the credit ratings, as assigned by Standard and Poor’s and Moody’s to the Company and its counterparties, to remain at a level equal to or better than the minimum of an investment grade credit rating. As of June 30, 2009, the Company and each of its counterparties maintained investment grade ratings with both Standard and Poor’s and Moody’s.

NOTE 12. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The Company adopted the required portions of SFAS No. 157 on July 1, 2008. SFAS No. 157 applies to all assets and liabilities that are being measured and reported at fair value. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability’s classification is based on the lowest level of input that is significant to the fair value measurement. SFAS No. 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

At June 30, 2009, the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the year, comprised of level 2 commodity purchase contracts with a fair value of $6 included in other current assets and $21 included in accrued liabilities.

Commodity purchase contracts are fair valued using market quotations obtained off of the New York Mercantile Exchange.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values at June 30, 2009 and 2008, due to the short maturity and nature of those balances. See Note 11 for fair values of notes and loans payable and long-term debt.

NOTE 13. OTHER LIABILITIES

Other liabilities consisted of the following at June 30:

	2009	2008
Venture agreement net terminal obligation	$269	$266
Employee benefit obligations	266	205
Taxes	65	102
Other	40	59
Total	$640	$632

Venture Agreement

In January 2003, the Company entered into an agreement with The Procter & Gamble Company (P&G) by which a venture was formed related to the Company’s Glad® plastic bags, wraps and containers business. The Company maintains a net terminal obligation liability, which reflects the contractual requirement to repurchase P&G’s interest at the termination of the agreement. As of June 30, 2009 and 2008, P&G had a 20% interest in the venture, which is the maximum investment P&G is allowed under the venture agreement. The Company pays a royalty to P&G for its interest in the profits, losses and cash flows, as contractually defined, of the Glad® business.

The agreement has a 20-year term, with a 10-year renewal option and can be terminated under certain circumstances, including at P&G’s option upon a change in control of the Company, or, at either party’s option, upon the sale of the Glad® business by the Company. Upon termination of the agreement, the Company will purchase P&G’s interest for cash at fair value as established by pre-determined valuation procedures. Following termination, the Glad® business will retain the exclusive intellectual property licenses contributed by P&G for the licensed products marketed.

NOTE 14. OTHER CONTINGENCIES

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company recorded a liability of $19 and $20 at June 30, 2009 and 2008, respectively, for its share of the related aggregate future remediation cost. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2009 and 2008. The Company is subject to a cost-sharing arrangement with Ford Motor Co. (Ford) for this matter, under which the Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and Ford are each responsible for their own such fees. If Ford is unable to pay its share of the response and remediation obligations, the Company would likely be responsible for such obligations. In October 2004, the Company and Ford agreed to a consent judgment with the Michigan Department of Environmental Quality, which sets forth certain remediation goals and monitoring activities. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. The Company made payments of less than $1 in fiscal years 2009 and 2008, respectively, towards remediation efforts. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

NOTE 15. STOCKHOLDERS’ DEFICIT

The Company has two share repurchase programs: an open-market program, which had a total authorization of $750, as of June 30, 2009, and a program to offset the impact of share dilution related to share-based awards (Evergreen Program), which has no authorization limit.

The open-market program was approved by the Company’s Board of Directors in May 2008 after the share repurchase open-market program approved in May 2007 was fully utilized by the accelerated share repurchase described below. The open-market program approved in May 2007 replaced the July 2002 and July 2003 share repurchase open-market programs.

No shares were repurchased under the open-market program or Evergreen Program in fiscal year 2009. Share repurchases under the Evergreen Program were $118 (2 million shares) in fiscal year 2008 and $155 (2.4 million shares) in fiscal year 2007. In August 2007, the Company entered into an Accelerated Share Repurchase (ASR) agreement with two investment banks in which the Company received 10.9 million shares in August 2007 and 1.1 million shares in January 2008. The average per share amount paid for all shares purchased under the ASR agreement was $62.08 for an aggregate of $750.

During fiscal years 2009, 2008 and 2007, the Company declared dividends per share of $1.88, $1.66 and $1.31, respectively. During fiscal years 2009, 2008, and 2007, the Company paid dividends per share of $1.84, $1.60 and $1.20, respectively.

Accumulated other comprehensive net losses at June 30, 2009, 2008 and 2007, included the following net-of-tax (losses) gains:

	2009	2008	2007
Currency translation	$(220)	$(142)	$(168)
Derivatives	(9)	30	3
Pension and postretirement benefit adjustments	(118)	(67)	(44)
Total	$(347)	$(179)	$(209)

NOTE 15. STOCKHOLDERS’ DEFICIT (Continued)

On November 14, 2006, the Company retired 91 million shares of its treasury stock. These shares are now authorized but unissued. The treasury stock retirement resulted in a reduction of the following on the Company’s Consolidated Balance Sheet: treasury stock by $4,137, common stock by $91 and retained earnings by $4,046. There was no effect on the Company’s overall equity position as a result of the retirement.

NOTE 16. EARNINGS PER SHARE

A reconciliation of the weighted average number of shares outstanding (in thousands) used to calculate basic and diluted earnings per share is as follows for the fiscal years ended June 30:

	2009	2008	2007
Basic	139,015	139,633	151,445
Stock options and other	2,048	2,371	2,490
Diluted	141,063	142,004	153,935

Stock options (in thousands) not included in the computation of diluted net earnings per share because the exercise price of the stock options was greater than the average market price of the shares and therefore the effect would be antidilutive is as follows for the fiscal years ended June 30:

	2009	2008	2007
Stock options	5,090	2,719	57

NOTE 17. SHARE-BASED COMPENSATION PLANS

In November 2005, the Company’s stockholders approved the 2005 Stock Incentive Plan (2005 Plan). The 2005 Plan permits the Company to grant various nonqualified, share-based compensation awards, including stock options, restricted stock, performance units, deferred stock units, restricted stock units, stock appreciation rights, performance shares and other stock-based awards. As a result of the adoption of the 2005 Plan, no further awards have been or will be granted from any prior plans, including the 1996 Stock Incentive Plan and the 1993 Directors’ Stock Option Plan. The Company is authorized to grant up to seven million common shares under the 2005 Plan, of which five million common shares were previously available under prior plans. At June 30, 2009, approximately six million common shares are available for grant under the 2005 Plan.

Compensation cost and related income tax benefit recognized in the Company’s fiscal years 2009, 2008 and 2007 consolidated financial statements for share-based compensation plans were classified as indicated in the table below.

	2009	2008	2007
Cost of products sold	$8	$7	$7
Selling and administrative expenses	45	36	38
Research and development costs	5	4	4
Total share-based compensation cost	$58	$47	$49
Related income tax benefit	$22	$18	$19

NOTE 17. SHARE-BASED COMPENSATION PLANS (Continued)

Cash received during fiscal year 2009, 2008 and 2007 from stock options exercised under all share-based payment arrangements was $35, $31 and $103, respectively. The Company issues shares for share-based compensation plans from treasury stock. The Company may repurchase shares under its Evergreen Program to offset the estimated impact of share dilution related to share-based awards (See Note 15). As of June 30, 2009, the Company is not planning to repurchase any shares in fiscal year 2010 to offset the impact of share dilution related to share-based awards.

Details regarding the valuation and accounting for stock options, restricted stock awards, performance units and deferred stock units for non-employee directors follow.

Stock Options

The fair value of each stock option award granted during fiscal years 2009, 2008 and 2007 was estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

	2009	2008	2007
Expected life	5 years	5 years	5 years
Expected volatility	23.4%	21.0% to 22.2%	22.1% to 24.1%
Weighted-average volatility	23.4%	21.6%	23.8%
Risk-free interest rate	2.6%	2.8% to 4.2%	4.6% to 4.7%
Dividend yield	3.0%	2.7% to 3.0%	1.9% to 2.0%
Weighted-average dividend yield	3.0%	2.7%	1.9%

The expected life of the stock options is based on observed historical exercise patterns. Groups of employees having similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each separate employee grouping, and adjusts the rate to expected forfeitures periodically. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant.

Details of the Company’s stock option plan at June 30 are summarized below:

	Number of Shares	Weighted- Average Exercise Price	Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)
Outstanding at June 30, 2008	9,521	$50
Granted	1,804	64
Exercised	(864)	41
Cancelled	(372)	61

Outstanding at June 30, 2009	10,089	53	6 years	$32

Options vested and exercisable at June 30, 2009	6,676		4 years	54

NOTE 17. SHARE-BASED COMPENSATION PLANS (Continued)

The weighted-average fair value per share of each option granted during fiscal years 2009, 2008, and 2007, estimated at the grant date using the Black-Scholes option pricing model, was $11.07, $11.86 and $14.96, respectively. The total intrinsic value of options exercised in fiscal years 2009, 2008 and 2007 was $16, $16 and $49, respectively.

Stock option awards outstanding as of June 30, 2009, have been granted at prices that are either equal to or above the market value of the stock on the date of grant. Stock options outstanding as of June 30, 2009, generally vest over four years and expire no later than ten years after the grant date. The Company generally recognizes compensation expense ratably over the vesting period. At June 30, 2009, there was $23 of total unrecognized compensation cost related to nonvested options, which is expected to be recognized over a remaining weighted-average vesting period of two years, subject to forfeitures.

Restricted Stock Awards

The fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally three to four years. The total number of restricted stock awards expected to vest is adjusted by estimated forfeiture rates. Restricted stock grants as of June 30, 2009, receive dividend distributions during their vesting period.

At June 30, 2009, there was $5 of total unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of three years. The total fair value of the shares that vested in fiscal years 2009, 2008 and 2007 was $8, $10 and $11, respectively. The weighted-average grant-date fair value of awards granted was $63.30, $60.69 and $61.89 per share for fiscal years 2009, 2008 and 2007, respectively.

A summary of the status of the Company’s restricted stock awards at June 30 is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)
Restricted stock awards at June 30, 2008	299	$59
Granted	52	63
Vested	(139)	56
Forfeited	(16)	61
Restricted stock awards at June 30, 2009	196	62

NOTE 17. SHARE-BASED COMPENSATION PLANS (Continued)

Performance Units

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves certain performance targets. The performance unit grants vest after three years. All performance unit grants as of June 30, 2009 receive dividend distributions during their vesting periods. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted as necessary quarterly based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, any previously recognized compensation expense is reversed. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized.

The number of shares issued will be dependent upon vesting and the achievement of specified performance targets. At June 30, 2009, there was $29 in unrecognized compensation cost related to nonvested performance unit grants that is expected to be recognized over a remaining weighted-average performance period of 2 years. The weighted-average grant-date fair value of awards granted was $63.95, $61.16 and $61.47 per share for fiscal years 2009, 2008 and 2007, respectively.

A summary of the status of the Company’s performance unit awards at June 30 is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)
Performance unit awards at June 30, 2008	1,445	$58
Granted	520	64
Vested and distributed	(397)	57
Forfeited	(119)	62
Performance unit awards at June 30, 2009	1,449	60

Performance units vested and deferred at June 30, 2009	197	50

The nonvested performance units outstanding at June 30, 2009 and 2008, were 1,252,134 and 1,307,619, respectively, and the weighted average grant date fair value was $62.28 and $59.90 per share, respectively. Total shares vested during fiscal year 2009 were 453,365 which had a weighted average grant date fair value per share of $57. The total fair value of shares vested was $26, $4, and $8 during fiscal years 2009, 2008 and 2007, respectively. Upon vesting, the recipients of the grants receive the distribution as shares or, if previously elected by those who have the option to, as deferred stock. During fiscal years 2009 and 2008, $22 and $3, respectively, of the vested awards were paid by the issuance of shares and $4 and $1, respectively, of the vested awards were deferred.

Deferred Stock Units for Nonemployee Directors

Nonemployee directors receive annual grants of deferred stock units under the Company’s director compensation program and can elect to receive all or a portion of their annual retainers and fees in the form of deferred stock units. The deferred stock units receive dividend distributions, which are reinvested as deferred stock units, and are recognized at their fair value on the date of grant. Each deferred stock unit represents the right to receive one share of the Company’s common stock following the termination of a director’s service.

During fiscal year 2009, the Company granted 25,712 deferred stock units, reinvested dividends of 4,675 units and distributed 5,083 shares, which had a weighted-average fair value on grant date of $55.79, $55.09 and $42.60 per share, respectively. As of June 30, 2009, 152,998 units were outstanding, which had a weighted-average fair value on grant date of $55.73 per share.

NOTE 18. LEASES AND OTHER COMMITMENTS

The Company leases transportation equipment, certain information technology equipment and various manufacturing, warehousing, and office facilities. The Company’s leases are classified as operating leases and the Company’s existing contracts will expire by 2020. The Company expects that in the normal course of business, existing contracts will be renewed or replaced by other leases. The following is a schedule of future minimum rental payments required under the Company’s existing non-cancelable lease agreements at June 30, 2009:

Fiscal Year	Future Minimum Rental Payments
2010	$61
2011	58
2012	58
2013	54
2014	50
Thereafter	21
Total	$302

Rental expense for all operating leases was $62, $59, and $53 in fiscal years 2009, 2008 and 2007, respectively. Space not occupied by the Company in its headquarters building is rented to other tenants under operating leases expiring through 2015. Future minimum rentals to be received under these leases total $7 and do not exceed $2 in any one year.

The Company is also party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. At June 30, 2009, the Company’s purchase obligations, including the services related to the ITS Agreement, totaled $374, $187, $104, $48, $10, and $4 for fiscal years 2010 through 2014, and thereafter, respectively. Estimates for the ITS Agreement are based on an annual service fee that is adjusted periodically based upon updates to services and equipment provided. Included in the ITS Agreement are certain acceleration payment clauses if the Company terminates the contract without cause.

NOTE 19. OTHER EXPENSE (INCOME), NET

The major components of other expense (income), net for the fiscal years ended June 30 were:

	2009	2008	2007
Foreign exchange transaction losses, net	$28	$2	$4
Amortization of trademarks and other intangible assets	7	7	5
Low-income housing partnership losses (Note 9)	3	7	4
Equity in earnings of unconsolidated affiliates	(8)	(8)	(8)
Interest income	(4)	(12)	(8)
Other	-	(5)	1
Total other expense (income), net	$26	$(9)	$(2)

Approximately 70% of the fiscal year 2009 foreign exchange transaction losses were related to the conversion of local currency balances to U.S. dollars by the Company’s Venezuelan subsidiary.

NOTE 20. INCOME TAXES

The provision for income taxes on continuing operations, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2009	2008	2007
Current
Federal	$194	$203	$198
State	40	28	29
Foreign	41	52	39
Total current	275	283	266
Deferred
Federal	2	(36)	(18)
State	3	(3)	-
Foreign	(6)	(12)	(1)
Total deferred	(1)	(51)	(19)
Total	$274	$232	$247

The components of earnings from continuing operations before income taxes, by tax jurisdiction, were as follows for the fiscal years ended June 30:

	2009	2008	2007
United States	$669	$538	$603
Foreign	142	155	140
Total	$811	$693	$743

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on continuing operations follows for the fiscal years ended June 30:

	2009	2008	2007
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	3.4	2.5	2.6
Tax differential on foreign earnings	(1.8)	0.1	(0.7)
Net adjustment of prior year federal and state tax accruals	(2.0)	1.0	(1.6)
Change in valuation allowance	0.1	(2.3)	(1.3)
Domestic manufacturing deduction	(1.8)	(1.7)	(0.8)
Other differences	0.9	(1.0)	-
Effective tax rate	33.8%	33.6%	33.2%

Applicable U.S. income taxes and foreign withholding taxes have not been provided on approximately $77 of undistributed earnings of certain foreign subsidiaries at June 30, 2009, since these earnings are considered indefinitely reinvested. The net federal income tax liability that would arise if these earnings were not indefinitely reinvested is approximately $21. Applicable U.S. income and foreign withholding taxes are provided on these earnings in the periods in which they are no longer considered indefinitely reinvested.

With respect to the Company’s stock option plans, realized tax benefits in excess of tax benefits recognized in net earnings are recorded as increases to additional paid-in capital. Excess tax benefits of approximately $6, $9, and $16, were realized and recorded to additional paid-in capital for the fiscal years 2009, 2008 and 2007, respectively.

NOTE 20. INCOME TAXES (Continued)

The components of deferred tax assets at June 30 are shown below:

	2009	2008
Deferred tax assets
Compensation and benefit programs	$177	$147
Basis difference related to Venture Agreement	30	30
Accruals and reserves	30	15
Inventory costs	16	10
Other	60	57
Subtotal	313	259
Valuation allowance	(6)	(7)
Total deferred tax assets	307	252

Deferred tax liabilities
Fixed and intangible assets	(176)	(170)
Low-income housing partnerships	(27)	(25)
Mark-to-market adjustments	-	(19)
Other	(25)	(19)
Total deferred tax liabilities	(228)	(233)
Net deferred tax assets	$79	$19

The net deferred tax assets included in the consolidated balance sheet at June 30 were as follows:

	2009	2008
Current deferred tax assets	$74	$61
Noncurrent deferred tax assets	28	24
Current deferred tax liabilities	-	(1)
Noncurrent deferred tax liabilities	(23)	(65)
Net deferred tax assets	$79	$19

The Company periodically reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance at June 30 were as follows:

	2009	2008
Valuation allowance at beginning of year	$(7)	$(22)
Net increase in realizability of foreign deferred tax assets	1	9
Decrease in foreign net operating loss carryforward and other	-	6
Valuation allowance at end of year	$(6)	$(7)

At June 30, 2009, the Company had no federal foreign tax credit carryforwards. Tax benefits from foreign net operating loss carryforwards of $7 have expiration dates between fiscal years 2010 and 2028. Tax benefits from foreign net operating loss carryforwards of $3 may be carried forward indefinitely.

NOTE 20. INCOME TAXES (Continued)

At June 30, 2008, the Company had no federal foreign tax credit carryforwards. Tax benefits from foreign net operating loss carryforwards of $8 had expiration dates between fiscal years 2009 and 2028. Tax benefits from foreign net operating loss carryforwards of $3 may be carried forward indefinitely.

The Company files income tax returns in the U.S. federal and various state, local and foreign jurisdictions. In the second quarter of fiscal year 2009, the Company settled the 2005 year with the Internal Revenue Service (IRS) and paid $2 in federal taxes and interest. In the fourth quarter of fiscal year 2009, the IRS completed its exam of the 2006 tax year, resulting in additional agreed tax and interest of $6. This amount will be paid in the first quarter of fiscal year 2010. No tax benefits had previously been recognized for the issues related to the 2005 and 2006 tax settlements. Certain issues relating to fiscal years 2003, 2004, and 2006 are under review by the IRS Appeals Division. Various income tax returns in state and foreign jurisdictions are currently in the process of examination.

In June 2008, the Company reached agreement with the IRS resolving tax issues originally arising in the periods 2001 and 2002. As a result of the settlement agreement, the Company paid $72 in federal taxes and interest for the years 2001 and 2002 in the fourth quarter of fiscal year 2008. The Company had previously provided for these uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of June 30, 2009 and June 30, 2008, the total balance of accrued interest and penalties related to uncertain tax positions was $17 and $18, respectively. For fiscal year 2009, income tax expense includes $2 of interest and penalties.

Following is a reconciliation of the beginning and ending amounts of the Company’s gross unrecognized tax benefits:

Unrecognized tax benefits - July 1, 2008	$115
Gross increases - tax positions in prior periods	2
Gross decreases - tax positions in prior periods	(9)
Gross increases - current period tax positions	5
Gross decreases - current period tax positions	(2)
Settlements	(13)
Unrecognized tax benefits - June 30, 2009	$98

As of June 30, 2009 and June 30, 2008, the total amount of unrecognized tax benefits was $98 and $115, respectively, of which $91 and $105, respectively, would affect the effective tax rate, if recognized.

In the twelve months succeeding June 30, 2009, audit resolutions could potentially reduce total unrecognized tax benefits by up to $41, primarily as a result of cash payments. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

NOTE 21. EMPLOYEE BENEFIT PLANS

The Company adopted SFAS No. 158 at the end of fiscal year 2007. SFAS No. 158 requires that a liability be recorded when the accumulated benefit obligation exceeds the fair value of plan assets. As a result of the adoption, the Company recorded approximately $39 as an increase to accumulated other comprehensive net losses at June 30, 2007. The applicable June 30, 2009, 2008 and 2007 balances included in the Company’s consolidated financial statements and footnotes reflect the adoption of SFAS No. 158.

Retirement Income Plans

The Company has qualified and nonqualified defined benefit plans that cover substantially all domestic employees and certain international employees. Benefits are based on either employee years of service and compensation or a stated dollar amount per years of service. The Company is the sole contributor to the plans in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plans consist primarily of cash and marketable equity and debt security investments.

NOTE 21. EMPLOYEE BENEFIT PLANS (Continued)

The Company made contributions of $30, $0, and $10 to its domestic qualified retirement income plans in fiscal years 2009, 2008 and 2007, respectively. The Company has also contributed $1, $1, and $0 to its foreign retirement income plans for fiscal years 2009, 2008 and 2007, respectively. The Company’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate. At June 30, 2009, based on current pension funding rules, the Company is not required to make any contributions in fiscal year 2010. Subsequent to June 30, 2009, the Company made a $25 discretionary contribution to the pension plan.

Retirement Health Care

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain of these plans.

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation (APBO) was 8.7% for medical and 10.4% for prescription drugs for fiscal year 2009. These rates have been assumed to gradually decrease each year until an assumed ultimate trend of 4.5% is reached in 2028. The healthcare cost trend rate assumption has an effect on the amounts reported. The effect of a 100 basis point increase or decrease in the assumed healthcare cost trend rate on the total service and interest cost components, and the postretirement benefit obligation was approximately $1, respectively, for all three years ended June 30, 2009, 2008 and 2007.

Summarized information for the Company’s retirement income and healthcare plans at and for the fiscal year ended June 30:

	Retirement Income		Retirement Health Care
	2009	2008	2009	2008
Change in benefit obligations:
Benefit obligation at beginning of year	$465	$466	$71	$70
Service cost	10	14	2	2
Interest cost	29	28	4	5
Employee contributions to deferred compensation plans	7	7	-	-
Actuarial gain	(8)	(7)	(3)	(2)
Translation adjustment	(3)	2	(1)	-
Benefits paid	(32)	(45)	(3)	(4)
Benefit obligation at end of year	468	465	70	71
Change in plan assets:
Fair value of assets at beginning of year	340	392	-	-
Actual return on plan assets	(68)	(24)	-	-
Employer contributions to qualified and nonqualified plans	38	14	3	4
Translation adjustment	(3)	3	-	-
Benefits paid	(32)	(45)	(3)	(4)
Fair value of plan assets at end of year	275	340	-	-
Funded status — plan assets less than benefit obligation	(193)	(125)	(70)	(71)
Accrued benefit cost	$(193)	$(125)	$(70)	$(71)

Amount recognized in the balance sheets consists of:
Pension benefit assets	$1	$3	$-	$-
Current accrued benefit liability	(11)	(12)	(5)	(11)
Non-current accrued benefit liability	(183)	(116)	(65)	(60)
Net amount recognized	$(193)	$(125)	$(70)	$(71)

NOTE 21. EMPLOYEE BENEFIT PLANS (Continued)

Information for plans with accumulated benefit obligation (ABO) in excess of plan assets at June 30:

	Pension Plans		Other Retirement Plans
	2009	2008	2009	2008
Projected benefit obligation	$392	$386	$62	$62
Accumulated benefit obligation	384	374	62	62
Fair value of plan assets	261	322	-	-

The ABO for pension plans was $398, $390 and $395, respectively, at June 30, 2009, 2008 and 2007. The ABO for all retirement income plans increased by $7 in fiscal year 2009. The Company uses a June 30 measurement date.

The net costs of the retirement income and healthcare plans for the fiscal year ended June 30 include the following components:

	Retirement Income			Retirement Health Care
	2009	2008	2007	2009	2008	2007
Components of net periodic benefit cost
Service cost	$10	$14	$11	$2	$2	$2
Interest cost	29	28	28	4	5	4
Expected return on plan assets	(28)	(29)	(27)	-	-	-
Amortization of unrecognized items	6	7	9	(2)	(1)	(2)
Total net periodic benefit cost	$17	$20	$21	$4	$6	$4

Items not yet recognized as a component of post retirement expense as of June 30, 2009, consisted of:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain)	$204	$(9)
Prior service benefit	-	(4)
Net deferred income tax (assets) liabilities	(78)	5
Accumulated other comprehensive loss (income)	$126	$(8)

Prior service benefit and net actuarial loss (gain) activity recorded in accumulated other comprehensive loss (income) for the fiscal year ended June 30, 2009, included the following:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain) at beginning of year	$120	$(7)
Amortization of loss	(6)	-
Loss (gain) during the year	90	(2)
Net actuarial loss (gain) at end of year	$204	$(9)

Prior service benefit at beginning of year	$-	$(6)
Amortization of cost	-	2
Prior service benefit at end of year	$-	$(4)

NOTE 21. EMPLOYEE BENEFIT PLANS (Continued)

The Company uses the straight line amortization method for unrecognized prior service cost. In fiscal year 2010, the Company expects to recognize, on a pretax basis, approximately ($1) of the prior service benefit and $7 of the net actuarial loss as a component of net periodic benefit cost.

The target allocations and weighted average asset allocations of the investment portfolio for the Company’s domestic qualified retirement income plan at June 30 are:

	% Target Allocation	% of Plan Assets at June 30
		2009	2008
Asset Category
U.S. equity	50%	50%	50%
International equity	20	21	20
Fixed income	25	24	25
Other	5	5	5
Total	100%	100%	100%

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation.

The target asset allocation was determined based on the risk tolerance characteristics established for the plan and, at times, may be adjusted to achieve the Plan’s overall investment objective and to minimize any concentration of investment risk. The Company’s objective is to invest plan assets in a manner that will generate resources to pay current and projected plan obligations over the life of the domestic qualified retirement income plan.

Weighted-average assumptions used to estimate the actuarial present value of benefit obligations at June 30 are as follows:

	Retirement Income		Retirement Health Care
	2009	2008	2009	2008
Benefit Obligation
Discount rate
Range	6.75% to 9.53%	6.00% to 9.00%	6.75% to 6.80%	6.00% to 6.75%
Weighted average	6.81%	6.75%	6.80%	6.69%
Rate of compensation increase
Range	3.50 to 7.00%	3.50 to 8.50%	n/a	n/a
Weighted average	4.22%	4.19%	n/a	n/a

NOTE 21. EMPLOYEE BENEFIT PLANS (Continued)

Weighted-average assumptions used to estimate the net periodic pension and other postretirement benefit costs for the fiscal years ended June 30 are as follows:

	Retirement Income
	2009	2008	2007
Net periodic costs
Discount rate
Range	6.00% to 9.00%	5.50% to 6.25%	6.00% to 6.75%
Weighted average	6.75%	6.22%	6.23%
Rate of compensation increase
Range	3.50% to 8.50%	3.50% to 5.50%	3.50% to 5.50%
Weighted average	4.19%	4.18%	4.17%
Expected return on plan assets
Range	6.25% to 9.00%	6.25% to 8.25%	6.50% to 8.25%
Weighted average	8.11%	8.15%	8.17%

	Retirement Health Care
	2009	2008	2007
Net periodic costs
Discount rate
Range	6.00% to 6.75%	5.50% to 6.25%	5.75% to 6.25%
Weighted average	6.69%	6.19%	6.22%

Expected benefit payments for the Company’s pension and other postretirement plans are as follows:

	Retirement Income	Retirement Health Care
2010	$31	$5
2011	31	5
2012	32	6
2013	33	6
2014	34	6
Fiscal years 2015 — 2019	220	31

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

NOTE 21. EMPLOYEE BENEFIT PLANS (Continued)

Defined Contribution Plans

The Company has defined contribution plans for most of its domestic employees. The cost of those plans is based on the Company’s profitability and the level of participants’ deferrals qualifying for match. The plans include The Clorox Company 401(k) Plan, which has two components, a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. Company contributions to the profit sharing component above 3% of employee eligible earnings are discretionary and are based on certain Company performance targets for eligible employees. The aggregate cost of the defined contribution plans was $24, $30, and $26 in fiscal years 2009, 2008 and 2007, respectively, including $19, $26, and $21, respectively, of discretionary profit sharing contributions. The Company also has defined contribution plans for certain of its international employees. The aggregate cost of these foreign plans was $2, $3 and $3 in fiscal years 2009, 2008 and 2007, respectively.

NOTE 22. SEGMENT REPORTING

Beginning with fiscal year 2009, the Company’s segment reporting has been modified and prior periods were updated to conform to the current year’s presentation of segments. The Company operates through strategic business units which are aggregated into four reportable segments: Cleaning, Lifestyle, Household and International. The four reportable segments consist of the following:

  Cleaning consists of laundry, home-care, professional products and auto-care products marketed and sold in the United States. Products within this segment include laundry additives, including bleaches, under the Clorox® and Clorox 2® brands; home-care products, primarily under the Clorox® , Formula 409®, Liquid-Plumr® , Pine-Sol® , S.O.S® and Tilex® brands; natural cleaning and laundry products under the Green Works™ brand; and auto-care products primarily under the Armor All® and STP® brands.
  Lifestyle consists of food products and water-filtration systems and filters marketed and sold in the United States and all natural personal care products. Products within this segment include dressings and sauces, primarily under the Hidden Valley® and K C Masterpiece® brands; water-filtration systems and filters under the Brita® brand; and all natural personal care products under the Burt’s Bees® brand.
  Household consists of charcoal, cat litter and plastic bags, wraps and container products marketed and sold in the United States. Products within this segment include plastic bags, wraps and containers, under the Glad® brand; cat litter products, under the Fresh Step®, Scoop Away® and Ever Clean® brands; and charcoal products under the Kingsford® and Match Light® brands.
  International consists of products sold outside the United States.

Corporate includes certain nonallocated administrative costs, interest income, interest expense and certain other nonoperating income and expenses. Corporate assets include cash and cash equivalents, the Company’s headquarters and research and development facilities, information systems hardware and software, pension balances, and other investments.

NOTE 22. SEGMENT REPORTING (Continued)

	Fiscal Year	Cleaning	Lifestyle	Household	International	Corporate	Total Company
Net sales	2009	$1,836	$813	$1,726	$1,075	$-	$5,450
	2008	1,817	676	1,698	1,082	-	5,273
	2007	1,781	511	1,636	919	-	4,847

Earnings (losses) from continuing operations before income taxes	2009	410	270	289	140	(298)	811
	2008	360	205	225	177	(274)	693
	2007	392	186	225	170	(230)	743

Equity in earnings of affiliates	2009	-	-	-	8	-	8
	2008	-	-	-	8	-	8
	2007	-	-	-	8	-	8

Identifiable assets	2009	1,043	1,316	724	895	598	4,576
	2008	1,026	1,313	789	958	626	4,712

Capital expenditures	2009	75	13	45	25	39	197
	2008	55	12	46	17	40	170
	2007	32	6	64	14	31	147

Depreciation and amortization	2009	54	21	82	21	12	190
	2008	58	18	89	28	12	205
	2007	58	14	84	24	12	192

Significant non-cash charges included in earnings
from continuing operations before income taxes:
Asset impairment costs	2009	-	-	3	-	-	3
	2008	3	-	22	4	-	29
	2007	-	-	4	-	-	4

Share-based compensation	2009	14	5	13	2	24	58
	2008	13	5	12	2	15	47
	2007	17	5	15	2	10	49

All intersegment sales are eliminated and are not included in the Company’s reportable segments’ net sales.

Net sales to the Company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, were 27%, 26% and 26% of consolidated net sales in fiscal years 2009, 2008 and 2007, respectively, and occurred primarily within the Cleaning segment. No other customers exceeded 10% of consolidated net sales in any year. During fiscal years 2009, 2008 and 2007, the Company’s five largest customers accounted for 43%, 42% and 42% of its net sales, respectively.

NOTE 22. SEGMENT REPORTING (Continued)

The Company has three product lines that have accounted for 10% or more of total consolidated net sales during each of the past three fiscal years. In fiscal years 2009, 2008 and 2007, respectively, sales of liquid bleach represented approximately 13%, 14% and 14% of the Company’s total consolidated net sales, 25%, 25% and 26% of net sales in the Cleaning segment and 25%, 23% and 22% of net sales in the International segment. In fiscal years 2009, 2008 and 2007, respectively, sales of trash bags represented approximately 12%, 13% and 14% of the Company’s total consolidated net sales, approximately 33%, 34% and 34% of net sales in the Household segment and approximately 10%, 11% and 11% of net sales in the International segment. In fiscal years 2009, 2008 and 2007, sales of charcoal represented approximately 10% of the Company’s total consolidated net sales and approximately 32%, 30% and 28% of net sales in the Household segment, respectively.

Net sales and long-lived assets by geographic area at and for the fiscal years ended June 30 were as follows:

	Fiscal Year	United States	Foreign	Total Company
Net sales	2009	$4,422	$1,028	$5,450
	2008	4,239	1,034	5,273
	2007	3,977	870	4,847

Long-lived assets	2009	836	119	955
	2008	834	126	960
	2007	847	129	976

NOTE 23. GUARANTEES

In conjunction with divestitures and other transactions, the Company may provide indemnifications relating to the enforceability of trademarks; pre-existing legal, tax, environmental and employee liabilities; as well as provisions for product returns and other items. The Company has indemnification agreements in effect that specify a maximum possible indemnification exposure. As of June 30, 2009, the Company’s aggregate maximum exposure from these agreements is $28 and the Company had not made, nor does it anticipate making, any payments relating to the indemnities.

The Company is a party to letters of credit of $23, primarily related to one of its insurance carriers.

The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2009.

NOTE 24. UNAUDITED QUARTERLY DATA

	Quarters Ended
	September 30	December 31	March 31	June 30	Total Year
Fiscal year ended June 30, 2009
Net sales	$1,384	$1,216	$1,350	$1,500	$5,450
Cost of products sold	$822	$730	$739	$813	$3,104
Net earnings	$128	$86	$153	$170	$537

Net earnings per share
Basic	$0.92	$0.62	$1.09	$1.22	$3.86
Diluted	0.91	0.62	1.08	1.20	3.81
Dividends declared per share	$0.46	$0.46	$0.46	$0.50	$1.88
Market price (NYSE)
High	$65.00	$64.00	$56.60	$57.43	$65.00
Low	47.48	52.05	45.67	50.31	45.67
Year-end					55.83

Fiscal year ended June 30, 2008
Net sales	$1,239	$1,186	$1,353	$1,495	$5,273
Cost of products sold	$711	$707	$815	$865	$3,098
Net earnings	$111	$92	$100	$158	$461

Net earnings per share
Basic	$0.77	$0.66	$0.72	$1.15	$3.30
Diluted	0.76	0.65	0.71	1.13	3.24
Dividends declared per share	$0.40	$0.40	$0.40	$0.46	$1.66
Market price (NYSE)
High	$65.68	$66.90	$65.25	$59.80	$66.90
Low	56.22	60.46	55.37	51.60	51.60
Year-end					55.20

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting at June 30, 2009 and concluded that it is effective.

The Company’s independent registered public accounting firm, Ernst & Young LLP has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited the accompanying consolidated balance sheets of The Clorox Company as of June 30, 2009 and 2008, and the related consolidated statements of earnings, stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended June 30, 2009. Our audits also included the financial statement schedule in Exhibit 99.2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company at June 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the Notes to the consolidated financial statements, on July 1, 2007, the Company changed its method of accounting for uncertain tax positions upon adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Also, as discussed in the Notes to the consolidated financial statements, on June 30, 2007, the Company adopted the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, and changed its method of recognizing the funded status of its defined benefit post retirement plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Clorox Company’s internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
August 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited The Clorox Company’s internal control over financial reporting as of June 30, 2009 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Clorox Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Clorox Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company as of June 30, 2009 and 2008, and the related consolidated statements of earnings, stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended June 30, 2009 of The Clorox Company and our report dated August 25, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
August 25, 2009

FIVE-YEAR FINANCIAL SUMMARY

The Clorox Company

	Years ended June 30
Dollars in millions, except share data	2009	2008(1)	2007(2)	2006(3)	2005(2)
OPERATIONS
Net sales	$5,450	$5,273	$4,847	$4,644	$4,388
Gross profit	$2,346	$2,175	$2,091	$1,959	$1,895
Earnings from continuing operations	$537	$461	$496	$443	$517
Earnings from discontinued operations	-	-	5	1	579
Net earnings	$537	$461	$501	$444	$1,096

COMMON STOCK
Earnings per share
Continuing operations
Basic	$3.86	$3.30	$3.28	$2.94	$2.92
Diluted	3.81	3.24	3.23	2.89	2.88
Dividends declared per share	$1.88	$1.66	$1.31	$1.15	$1.11

OTHER DATA
Total assets	$4,576	$4,712	$3,621	$3,563	$3,596
Long-term debt	2,151	2,720	1,462	1,966	2,122
____________________

(1)	In fiscal year 2008, the Company acquired Burt’s Bees Inc. for an aggregate price of $913 excluding $25 paid for tax benefits associated with the acquisition. In addition, the Company entered into an accelerated share repurchase agreement under which it repurchased 12 million of its shares for an aggregate price of $750.
(2)	In fiscal year 2005, the Company completed the exchange of its ownership interest in a subsidiary for Henkel KGaA’s interest in Clorox common stock. In fiscal year 2003, the Company announced its intent to sell its business in Brazil, closed its offices in Brazil, and sold nearly all of the remaining assets of this business; in fiscal year 2007, the Company sold certain assets remaining from its discontinued operation in Brazil.
(3)	In fiscal year 2006, the Company began recording compensation expense associated with stock options and other forms of equity compensation.